                                            FILED PURSUANT TO RULE NO. 424(b)(3)
                                                      REGISTRATION NO. 333-78265

WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE PART OF AN EFFECTIVE REGISTRATION STATEMENT FILED WITH THE SEC. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE NOT OFFERS TO SELL THESE SECURITIES AND OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

                   SUBJECT TO COMPLETION, DATED JUNE 4, 1999

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 4, 1999)
                                   $100,000,000

                            SANTA FE SNYDER CORPORATION
[Santa Fe Logo]   % SENIOR NOTES DUE                            , 200
                               ------------------
     The notes will bear interest at the rate of   % per year. Interest on the
notes is payable on           and           of each year, beginning on
          . The notes will mature on                     , 200 . Santa Fe Snyder
may redeem some or all of the notes at any time. The redemption prices are discussed under the caption "Description of Notes -- Optional Redemption" on page S-19.

     The notes will be senior obligations of Santa Fe Snyder and will rank equally with all of Santa Fe Snyder's other unsecured senior indebtedness.
                               ------------------

   This investment involves risks. See "Risk Factors" beginning on page S-12.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                               ------------------

                                                                PER SENIOR
                                                                   NOTE                    TOTAL
                                                              --------------           --------------
Public Offering Price                                                      %           $
Underwriting Discount                                                      %           $
Proceeds to Santa Fe Snyder (before expenses)                              %           $

     Interest on the notes will accrue from June   , 1999 to date of delivery.
                               ------------------

     The underwriters are offering the notes subject to various conditions. The underwriters expect to deliver the notes to purchasers on or about
               , 1999.
                               ------------------

                             JOINT LEAD/JOINT BOOK
SALOMON SMITH BARNEY                                DONALDSON, LUFKIN & JENRETTE

                                  CO-MANAGERS
BEAR, STEARNS & CO. INC.
                         CREDIT SUISSE FIRST BOSTON
                                                 GOLDMAN, SACHS & CO.

ABN AMRO INCORPORATED
                        BANC ONE CAPITAL MARKETS, INC.
                                             CREDIT LYONNAIS SECURITIES

      , 1999

             IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS
                   SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

     This document is in two parts. The first part is this prospectus supplement, which describes the terms of the notes. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the notes. Generally, the term "prospectus" refers to both parts combined. In this prospectus supplement, "Santa Fe Snyder," "we," "us," and "our" refer to Santa Fe Snyder Corporation and its subsidiaries.

     IF THE DESCRIPTION OF THE NOTES VARIES BETWEEN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. SANTA FE SNYDER HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. SANTA FE SNYDER IS NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

                               ------------------

     This prospectus includes cross references to captions where you can find further related discussions. The following table of contents tells you where to find these captions.

                               ------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
Where You Can Find Additional Information...................    ii
Prospectus Supplement Summary...............................   S-1
Risk Factors................................................  S-12
Use of Proceeds.............................................  S-14
Capitalization..............................................  S-14
Pro Forma Ratio of Earnings to Fixed Charges................  S-15
Management..................................................  S-16
Description of Notes........................................  S-19
Certain United States Federal Tax Consequences for
  Non-United States Holders.................................  S-25
Description of Certain Indebtedness.........................  S-27
Underwriting................................................  S-28
Experts.....................................................  S-29
Legal Matters...............................................  S-30
Glossary of Commonly Used Oil and Gas Terms.................   A-1

                            PROSPECTUS
About This Prospectus.......................................     1
Where You Can Find More Information.........................     1
Forward-Looking Statements..................................     2
Santa Fe Snyder Corporation.................................     2
The Trusts..................................................     2
Use of Proceeds.............................................     3
Ratio of Earnings to Fixed Charges..........................     4
Plan of Distribution........................................     4
Description of Debt Securities..............................     5
Description of Equity Securities............................    12
Description of Trust Preferred Securities...................    16
Description of Trust Preferred Securities Guarantees........    17
Relationship Among the Trust Preferred Securities, the
  Subordinated Debt Securities and the Guarantees...........    20
Legal Opinions..............................................    21
Experts.....................................................    21

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file annual, quarterly and special reports and other information with the SEC. Our SEC filings are available to the public over the Internet or at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934:

     - Snyder Oil Corporation's Annual Report on Form 10-K/A as amended by Amendment No. 2 on April 30, 1999 for the fiscal year ended December 31, 1998;

     - Santa Fe Energy Resources, Inc.'s Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998;

     - Santa Fe Energy Resources, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

     - Santa Fe Snyder Corporation's Current Report on Form 8-K filed on May 6, 1999 announcing the consummation of the merger of Snyder Oil Corporation with and into Santa Fe Energy Resources, Inc.;

     - Santa Fe Snyder's Current Report on Form 8-K/A filed on May 25, 1999 containing pro forma financial information giving effect to the merger; and

     - the descriptions of our common stock and preferred stock contained in our registration statements on Form S-2 (File No. 33-32831) filed on February 21, 1990 and on Form 8-A filed February 28, 1997, as amended by Form 8-A/A filed on May 11, 1999.

     You may request a copy of these filings, at no cost, by writing or calling us at the following address:

        Kathy E. Hager
        Corporate Communications
        Santa Fe Snyder Corporation
        1616 S. Voss Road
        Houston, Texas 77057
        (713) 507-5315

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights information appearing in other sections of this prospectus supplement or the accompanying prospectus. It may not contain all of the information that is important to you. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the "Risk Factors" section and the financial statements and the footnotes to those statements incorporated by reference in this document. Unless otherwise specified, all production, reserve and operating data contained in this prospectus supplement summary are presented on a pro forma combined basis.

                          SANTA FE SNYDER CORPORATION

GENERAL

     Santa Fe Snyder Corporation is a large independent oil and gas company with operations in the United States, Southeast Asia, South America and West Africa. Santa Fe Snyder was formed by the merger on May 5, 1999 of Snyder Oil Corporation into Santa Fe Energy Resources, Inc. We are among the 15 largest independent exploration and production companies in the United States based on reported proved reserves. At year end 1998, we had proved reserves of 315 million barrels of oil equivalent (MMBOE) and during 1998 we produced at an average rate of 101 thousand barrels of oil equivalent (MBOE) per day.

     We have a balanced asset base with significant exploitation inventory and exploration potential. Approximately 70% of our March 31, 1999 production is derived from our domestic properties and 55% is composed of natural gas. Our reserves are geographically diversified, with domestic reserves comprising about 65% of our 1998 year-end proved reserves. This asset diversification is key in reducing our overall risk profile of current production by diversifying revenue and cash flow sources. Furthermore, 95% of our natural gas reserves are domestic, which is the most developed natural gas market in the world.

     Our domestic properties are located in three core areas in the United States, including the Rocky Mountains, the Permian Basin region in West Texas and Southeastern New Mexico, and in the Gulf of Mexico. Our international operations are located in five core areas, including Indonesia, Argentina, Gabon, Brazil and China, with other interests in the Cote d'Ivoire, Malaysia, Thailand and Ghana. We have recently placed discoveries in Indonesia and Gabon on production. We also conduct exploration activities in each of our core areas, particularly Southeast Asia and West Africa, the Gulf of Mexico and Southeastern New Mexico.

OUR CORE PROPERTIES

     The following table sets forth the average daily production rate during 1998 and estimated net proved reserves as of December 31, 1998 for our core domestic and international properties.

                                                                                    ESTIMATED NET
                                                            1998 AVERAGE DAILY     PROVED RESERVES
                                                             PRODUCTION RATE     AT DECEMBER 31, 1998
                                                            ------------------   --------------------
                                                                  (MBOE)               (MMBOE)
Core Domestic Areas:
  Permian Basin...........................................         29.1                  81.9
  Rocky Mountains.........................................         15.0                  78.0
  Gulf of Mexico..........................................         33.3                  42.1
Core International Areas:
  Indonesia...............................................         12.3                  60.8
  Argentina...............................................          9.7                  25.7
  Gabon...................................................          1.8                  12.8
  Brazil..................................................           --                  13.9
  China...................................................           --                    --
                                                                  -----                 -----
          Total:..........................................        101.2                 315.2

     Production in Brazil is expected to commence in the year 2000 and production in China is expected to commence in the year 2001.

     Domestic Operations -- The majority of our current domestic proved reserves and production is located in the Rocky Mountains, the Gulf of Mexico and the Permian Basin. Our domestic production in 1998 totaled 77.4 MBOE per day, or 76% of our total production.

     - Rocky Mountains: The Rocky Mountain region represents 39% of our domestic proved reserves. These estimated reserves are 78% natural gas. We drilled 61 Rocky Mountain wells (45.2 net) in 1998, of which 59 were development and 2 were exploratory, continuing our commitment to long-term growth in the region. Our 1998 capital program in the Rocky Mountains was directed primarily to our natural gas development projects in the Washakie and Wind River Basins.

     - Permian Basin: Our West Texas properties consist primarily of long-lived enhanced oil recovery properties in mature fields where we are engaged in development activities through the use of secondary waterfloods and tertiary CO(2) floods. Our Southeastern New Mexico properties consist of shorter life oil and gas properties in the primary phase of production. Our 1998 production in the Permian Basin consisted of approximately 39% gas.

     - Gulf of Mexico: Our offshore properties are primarily located in the shallow waters of the Gulf of Mexico, and are concentrated in the Main Pass area and the South Timbalier complex. In connection with our recent merger we embarked on a strategy to upgrade our combined Gulf of Mexico assets. We drilled a total of 33 wells (10.9 net) in this region during 1998.

     International Operations -- Our 1998 international production reflected an 86% increase on a BOE basis from our average production rate in l997. Crude oil and liquids comprised approximately 95% of our international proved reserves at year-end l998. We participated in 61 gross (19.5 net) development wells in l998, of which 59 (18.9 net) were successful. Our international development expenditures in l998 were approximately $70 million. We expect these expenditures to be slightly higher in l999, primarily due to:

     - the continuation of development projects on our Jabung and Tuban Blocks in Indonesia and on our Kowe Block in Gabon;

     - the commencement of drilling in China of an appraisal well associated with our 1998 discovery; and

     - the commencement of a new development project offshore Brazil consisting of six separate fields previously discovered by the Brazilian oil company Petrobras.

     The following is a brief description of our core international areas:

     - Indonesia: In l998, our Indonesian production was derived from four producing concessions. We sell our Indonesian oil production for U.S. dollars to markets outside Indonesia, except for our production from the Jabung Block, which we sell to the Indonesian state oil company, Pertamina.

     - Argentina: Our Argentine oil production comes from our 22% working interest in the El Tordillo field in the San Jorge Basin and our 100% working interest in the Tupungato field in the Cuyo Basin. Our natural gas production comes from our 20% working interest in the Sierra Chata field in the Neuquen Basin.

     - Gabon: We commenced oil production in January 1998 from the Tchatamba Marine field in the offshore Kowe Block. We own an 18.75% participatory interest, net of the Gabonese government's 25% interest, in the exploitation license area covering the Tchatamba Marine field, and a 25% participatory interest in the remainder of the block's exploration area.

     - China: Our first operated well in offshore China, the Ursa Prospect PY4-2-1 on Block 15/34, was successfully completed as a discovery in April 1998. In September and October l998, we acquired a 1,600 square mile 3-D survey across Block 15/34. We own a 50% working interest in Block 15/34.

     - Brazil: In December l998, we entered into a contract with Petrobras to develop the Carauna Block in the Potiguar Basin offshore Brazil. We operate this block and own a 51.4% working interest.

       During 1999 we plan to re-enter several wells previously drilled by Petrobras. The drilling of two appraisal wells is also budgeted for 1999.

BUSINESS STRATEGY AND COMPETITIVE STRENGTHS

     We have a superior record of production and reserve growth both in the United States and internationally with a large exploitation inventory and a substantial portfolio of exploration prospects to support future growth. Our capital structure provides cost-effective financing capacity and flexibility for funding continued growth in North America and international areas. We plan to continue our disciplined growth through the following strategy:

     - grow our reserves and production through the drill bit, emphasizing international growth, with targeted growth in international production expected to average 20% over the five years ending December 31, 2003;

     - pursue selective acquisitions of geographically concentrated assets with significant exploitation potential in a cost effective manner;

     - continue to improve our financial flexibility; and

     - continue to maintain a low cost structure.

     We plan to implement this strategy by emphasizing the following key competitive strengths:

     - Large inventory of development and exploration opportunities. Domestically, we have identified 170 onshore development drilling locations in the Rocky Mountains and Permian Basin to be drilled over the next 24 months and we plan to drill 20 development and exploration wells in the Gulf of Mexico during 1999. We are continuing the development of our international discoveries in Indonesia, China, Gabon and Argentina and the exploitation of our properties in Brazil. In addition, we have exploration prospects in China, Thailand, Malaysia, Ghana and Brazil. Internationally, our strategy emphasizes geological discipline, multiple targets, moderate risk and timely development.

     - Financial strength and flexibility. Our capitalization allows us to access the capital necessary to cost-effectively fund the development and exploration of our projects. We plan to:

      -- continue to improve our capital structure;

      -- minimize our cost of funding;

      -- maximize our financial and operating flexibility; and

      -- achieve credit ratings consistent with our financial strength.

     - Low cost structure. We believe that our finding and development costs, which averaged $4.94 per barrel during 1998, are among the lowest in the industry. We plan to focus our cost reduction efforts on reducing lease operating expenses, general and administrative expenses and interest expense and divesting higher cost properties.

     - Balanced asset base. Our reserve base is 59% oil and 41% natural gas. Sixty-four percent of our proved reserves are domestic and 36% are international. Our domestic core areas of operation are the Rocky Mountains, Gulf of Mexico and the Permian Basin and our international core areas are South America, West Africa, China and Southeast Asia.

RECENT DEVELOPMENTS

     We were formed on May 5, 1999, by the merger of Snyder into Santa Fe. We expect to realize annual cost savings of $20 million by the fourth quarter of 1999 from rationalizing our combined operations. As of May 31, 1999, we had already eliminated duplicate corporate overhead and operating staff equal to 18% of the combined work force, which accounts for a majority of the expected annual cost savings.

     In early May, we replaced our borrowing base credit facility with a new corporate $500 million global credit facility. The facility is structured with a $350 million five-year tranche and a $150 million 364-day tranche. This new credit facility is unsecured, but amounts outstanding are guaranteed by some of our subsidiaries. Interest is calculated, at our option, by using either the London Interbank Offered Rate (LIBOR) or Chase's prime rate, and in each case adding a margin that depends on our credit rating and our ratio of total debt to EBITDAX, or earnings before interest, taxes, depreciation, depletion, amortization, exploration charges and non-cash impairments. We have the option to increase the amount available under the credit facility to $600 million by adding additional lenders. For a further description of our new corporate credit facility, see "Description of Certain Indebtedness -- Credit Facility."

     On May 4, 1999 Santa Fe called for redemption all of the $100 million principal amount of its 11% senior subordinated debentures due 2004. The redemption date is June 30, 1999. The proceeds of this offering, together with cash from other sources, will be used to pay the redemption price of the debentures. See "Use of Proceeds."

                                  THE OFFERING

Securities Offered.........  $100 million principal amount senior notes due 200
                             .

Maturity Date..............              , 200 .

Interest Payment Dates.....            and                     , commencing
                                                 , 1999.

Optional Redemption........  We may redeem any or all of the notes at any time in principal amounts of $1,000 or any integral multiple thereof. We will pay a redemption price which is described under the heading "Description of Notes -- Optional Redemption" beginning on page S-19. We will also pay accrued and unpaid interest to the redemption date.

Ranking....................  The notes:

                             - are unsecured;

                             - rank equally with all of our existing and future
                               senior debt;

                             - are senior to any existing and future
                               subordinated debt; and

                             - are effectively junior to all existing and future
                               secured indebtedness and the indebtedness and other liabilities of our subsidiaries.

Covenants..................  We will issue the notes under an indenture containing certain covenants for your benefit. These covenants restrict our ability, with certain exceptions, to:

                             - incur indebtedness secured by liens;

                             - enter into sale and leaseback transactions; and

                             - consolidate, merge or dispose of assets.

Use of Proceeds............  The net proceeds will be used together with cash from other sources to pay the approximately $104.1 million redemption price of our 11% senior subordinated debentures that have been called for redemption, as more fully described under the heading "Use of Proceeds."

Absence of Public Markets
for the Notes..............  There is no existing market for the notes, and we cannot guarantee that a market for the notes will develop. We cannot provide any assurance about:

                             - the liquidity of any markets that may develop for
                               the notes;

                             - your ability to sell your notes; and

                             - the prices at which you will be able to sell your
                               notes.

                             Any future sales price for the notes will depend on many factors, including:

                             - prevailing interest rates;

                             - our operating results;

                             - ratings of the notes; and

                             - the market for similar securities.

                             The underwriters have advised us that they currently intend to make a market in the notes. They have, however, no obligation to make a market in the notes after completion of the offering and may discontinue their market making activities at any time without notice. In addition, we do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes in any automated dealer quotation system.

Form and Denominations.....  The notes will be issued in fully registered form only in denominations of $1,000 and in integral multiples of $1,000 in excess thereof.

DTC Eligibility............  The notes will be represented by a Global
                             Certificate deposited with, or on behalf of, DTC or its nominee. See "Description of Notes -- Book-Entry, Delivery and Form" beginning on page S-20.

Same-Day Settlement........  Any trades of beneficial interests in the notes will occur in DTC's Same-Day Funds Settlement System, and will therefore be settled in immediately available funds.

Trustee, Registrar and
Paying Agent...............  The Bank of New York.

              SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     The following table sets forth summary unaudited pro forma combined financial data that is presented to give effect to the merger on May 5, 1999 of Snyder with and into Santa Fe. The information was prepared based on the following assumptions:

     - The merger has been accounted for as a purchase business combination under generally accepted accounting principles.

     - The income statement data is presented as if the merger had been consummated on January 1, 1998.

     - The balance sheet data is presented as if the merger had been consummated on March 31, 1999.

     You should consider the following:

     - The unaudited pro forma combined financial data is not necessarily indicative of the results of operations or the financial position that would have occurred had the merger been consummated on January 1, 1998, nor is it necessarily indicative of future results of operations or financial position.

     - The unaudited pro forma combined financial data excludes the cost savings expected to be realized through the consolidation of the corporate headquarters of the two companies and the elimination of duplicate staff and expenses.

     The unaudited pro forma combined financial statements should be read together with the pro forma financial information giving effect to the merger incorporated by reference in this document from our Current Report on Form 8-K/A filed on May 25, 1999 and the historical consolidated financial statements of Santa Fe and Snyder incorporated by reference in this document and the unaudited pro forma condensed combined financial statements incorporated by reference in this document. See "Where You Can Find Additional Information."

                                                                          THREE MONTHS ENDED
                                                       YEAR ENDED              MARCH 31,
                                                      DECEMBER 31,       ---------------------
                                                          1998               1999        1998
                                                      ------------       ------------   ------
                                                        (IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Revenues............................................    $  429.0           $   98.8     $102.5
Production and operating expenses...................       146.8               35.8       32.3
Exploration expenses................................       119.4               23.1       15.4
General and administrative..........................        36.1                9.7        8.6
Depreciation, depletion, and amortization...........       215.9               51.9       45.6
Impairments.........................................        93.3                 --         --
Income (loss) from operations.......................      (204.5)             (26.4)      (5.3)
Interest expense, net...............................        30.5                9.9        6.0
Net income (loss)...................................      (140.2)             (23.8)      (2.2)
BALANCE SHEET DATA (AT END OF PERIOD)
Properties and equipment, net.......................                       $1,452.6
Total assets........................................                        1,638.8
Long-term debt......................................                          567.8
Stockholders' equity................................                          763.1
OTHER FINANCIAL DATA
EBITDAX(a)..........................................    $  222.3           $   48.3     $ 55.7
Ratio of EBITDAX to gross interest expense
  (including capitalized interest)..................         5.9                4.3        7.2
Ratio of earnings to fixed charges(b)...............         (c)                (c)        (c)

---------------

(a) Earnings before interest, taxes, depreciation, depletion, amortization, exploration expenses, non-cash impairments and other non-cash gains or losses. EBITDAX should not be considered in isolation or as a substitute for net income, cash flow or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity.

(b) Fixed charges consist of interest expense, amounts capitalized and amortization of debt costs.

(c) Earnings during the year ended December 31, 1998 and the three months ended March 31, 1999 and 1998 were insufficient to cover fixed charges by $231.1 million, $36.6 million and $9.2 million, respectively.

          SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

                        SANTA FE ENERGY RESOURCES, INC.

     The following table sets forth selected historical financial information of Santa Fe Energy Resources for the five years ended December 31, 1998 and for the three months ended March 31, 1999 and 1998. This financial information was derived from the consolidated financial statements of Santa Fe. This data should be read in conjunction with the consolidated financial statements of Santa Fe and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the reports incorporated by reference in this document.

     On July 25, 1997, Santa Fe Energy Resources completed the spin-off of Monterey Resources, Inc., which comprised substantially all of the assets and properties of Santa Fe's western division. The consolidated financial statements for the year ended December 31, 1997 include seven months of Monterey's results.

                                                                                             THREE MONTHS
                                                                                                 ENDED
                                                     YEAR ENDED DECEMBER 31,                   MARCH 31,
                                        -------------------------------------------------   ---------------
                                         1998      1997      1996       1995       1994      1999     1998
                                        -------   ------   --------   --------   --------   ------   ------
                                                       (IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Revenues..............................  $ 291.0   $514.7   $  583.3   $  449.4   $  404.2   $ 68.2   $ 68.8
Production and operating expenses.....    112.5    180.9      209.2      162.3      162.8     28.3     25.3
Exploration expenses..................     71.1     49.1       34.5       23.4       20.4     11.2     12.2
General and administrative............     19.7     28.1       30.1       26.9       27.3      5.4      4.4
Depreciation, depletion and
  amortization........................    136.1    127.8      148.2      133.2      121.3     31.9     28.1
Impairments...........................     87.8       --       57.4       30.2         --       --       --
Income (loss) from operations.........   (154.0)   110.8       89.5       53.9       48.2    (12.2)    (5.3)
Interest expense, net.................     14.8     17.1       32.4       26.7       23.9      5.5      2.1
Income (loss) before extraordinary
  item................................    (98.7)    54.7       42.4       26.6       17.1    (12.1)    (0.3)
Extraordinary item....................       --       --       (6.0)        --         --       --       --
Net income (loss).....................    (98.7)    54.7       36.4       26.6       17.1    (12.1)    (0.3)
Earnings (loss) attributable to common
  shares..............................  $ (98.7)  $ 42.7   $  (10.8)  $   11.8   $   $5.4   $(12.1)  $ (0.3)
Basic and diluted per share data
  Before extraordinary item...........  $ (0.96)  $ 0.43   $  (0.05)  $   0.13   $   0.06   $(0.12)      --
  Extraordinary item-- debt
    extinguishment....................       --       --      (0.07)        --         --       --       --
  Per common share....................  $ (0.96)  $ 0.43   $  (0.12)  $   0.13   $   0.06   $(0.12)      --
Weighted average number of shares
  outstanding.........................    102.6     98.6       90.6       90.2       89.9    102.2    102.7
STATEMENT OF CASH FLOWS DATA
Net cash provided by operating
  activities..........................    115.1    254.6      228.1      174.5      124.5     30.4     14.5
Net cash provided by (used in)
  investing activities................   (307.5)  (375.6)    (206.8)    (160.8)     (57.7)   (62.1)   (69.0)
Net cash provided by (used in)
  financing activities................    198.9    112.0      (49.3)     (24.8)     (17.9)    31.1     52.6
BALANCE SHEET DATA (AT PERIOD END)
Properties and equipment, net.........  $ 718.3   $649.7   $  909.8   $  889.5   $  843.0   $701.4   $676.7
Total assets..........................    859.0    788.9    1,129.1    1,073.8    1,081.0    844.0    815.1
Long-term debt........................    330.6    121.7      278.5      344.4      350.4    361.9    178.8
Convertible preferred stock...........       --       --       19.7       80.0       80.0       --       --
Stockholders' equity..................    348.4    454.7      526.8      437.7      423.3    336.5    450.7

                             SNYDER OIL CORPORATION

     The following table sets forth selected historical financial information of Snyder for the five years ended December 31, 1998 and the three months ended March 31, 1999 and 1998. This financial information was derived from the consolidated financial statements of Snyder. This data should be read in conjunction with the consolidated financial statements of Snyder and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the reports incorporated by reference in this document.

     The following table includes the results of Patina Oil and Gas Corporation through the third quarter of 1997 when Snyder sold its interest in Patina.

                                                                                      THREE MONTHS
                                                                                         ENDED
                                                YEAR ENDED DECEMBER 31,                MARCH 31,
                                       ------------------------------------------   ----------------
                                        1998     1997     1996     1995     1994     1999      1998
                                       ------   ------   ------   ------   ------   ------    ------
                                                   (IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Revenues.............................  $141.1   $255.7   $285.1   $197.3   $262.3   $ 31.0    $ 33.7
Production and operating expenses....    41.8     55.2     64.7     81.9    140.4      9.0       8.8
Exploration expenses.................    48.3     17.0      4.2      8.0      6.5     11.9       3.2
General and administrative...........    16.4     20.4     17.1     17.7     12.9      4.3       4.2
Depreciation, depletion and
  amortization.......................    54.0     79.9     84.5     76.4     70.8     13.9      11.8
Impairments..........................     5.5      7.3      2.8     27.4      5.8       --        --
Interest expense, net................    15.7     25.5     23.6     21.7     10.3      4.4       3.9
Income (loss) before extraordinary
  item...............................   (24.7)    35.5     63.0    (39.8)    12.4     (8.1)      1.8
Extraordinary item...................      --     (2.8)      --       --       --       --        --
Net income (loss)....................   (24.7)    32.6     63.0    (39.8)    12.4     (8.1)      1.8
Earnings (loss) attributable to
  common shares......................   (24.7)    26.6     56.7    (46.0)     1.6     (8.1)      1.8
Diluted per share data
  Before Extraordinary item..........   (0.74)    0.96     1.81    (1.53)    0.07    (0.24)     0.06
  Extraordinary Item.................      --    (0.09)      --       --       --       --        --
  Per common share...................   (0.74)    0.86     1.72    (1.53)    0.07    (0.24)     0.06
Weighted average number of shares
  outstanding........................    33.4     30.6     31.3     30.2     23.7     33.4      33.4
STATEMENT OF CASH FLOWS DATA
Net cash provided by operating
  activities.........................    75.2    122.0    101.7     69.1     86.4     13.7      21.3
Net cash provided by (used in)
  investing activities...............  (188.3)    31.8    (62.4)    32.4   (245.5)    (0.7)    (37.5)
Net cash provided by (used in)
  financing activities...............    29.8     92.3    (38.7)   (96.0)   169.9     (7.9)     (0.8)
BALANCE SHEET DATA (AT PERIOD END)
Properties and equipment, net........  $374.3   $289.1   $651.7   $454.0   $557.5   $346.0    $302.1
Total assets.........................   433.9    546.1    879.5    555.5    673.3    409.0     515.8
Long-term debt.......................   212.8    173.6    372.1    234.1    300.0    206.8     173.7
Convertible preferred stock..........      --       --     10.0     10.0     10.0       --        --
Shareholders' equity.................   128.4    263.8    294.7    235.4    274.1    116.3     248.1
Cash dividends declared on common
  stock..............................  $ 0.26   $ 0.26   $ 0.26   $ 0.26   $ 0.25   $0.065    $0.065

        SUMMARY HISTORICAL AND PRO FORMA OIL AND GAS RESERVE INFORMATION

     The following table sets forth summary information on Santa Fe's and Snyder's proved oil and gas reserves at December 31, 1998, and the summary pro forma combined information on proved oil and gas reserves, assuming the merger had taken place on December 31, 1998. Snyder's and Santa Fe's historical, and Santa Fe Snyder's pro forma combined, proved oil and gas reserve information set forth below and incorporated by reference in this document are only estimates based primarily on reports prepared by independent petroleum engineers as of December 31, 1998. The reserve information as of December 31, 1998 is based on the prices of oil and gas as of that time. The discounted future net cash flows set forth or incorporated by reference in this document should not be considered as the current market value of the estimated oil and gas reserves attributable to Snyder's or Santa Fe's properties. Under the applicable requirements of the Securities and Exchange Commission, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower. In addition, the 10% discount factor, which is required by the Securities and Exchange Commission to be used to calculate discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates periodically in effect and risks associated with Santa Fe Snyder or the oil and gas industry in general.

                                                                          NATURAL   BARRELS OF
                                                              CRUDE OIL     GAS     EQUIVALENTS
                                                              ---------   -------   -----------
                                                              (MMBBLS)     (BCF)      (MMBOE)
NET PROVED RESERVES:
Santa Fe (Historical):
  Developed.................................................    110.1      229.8       148.4
  Undeveloped...............................................     58.5       48.3        66.5
                                                                -----      -----      ------
          Total.............................................    168.6      278.1       214.9
                                                                =====      =====      ======
Snyder (Historical):
  Developed.................................................     17.4      392.0        82.7
  Undeveloped...............................................      1.2       98.8        17.6
                                                                -----      -----      ------
          Total.............................................     18.6      490.8       100.3
                                                                =====      =====      ======
Santa Fe Snyder (Pro Forma Combined):
  Developed.................................................    127.5      621.8       231.1
  Undeveloped...............................................     59.7      147.1        84.1
                                                                -----      -----      ------
          Total.............................................    187.2      768.9       315.2
                                                                =====      =====      ======
RESERVE VALUATION INFORMATION (IN MILLIONS):
Santa Fe:
  Estimated Future Net Cash Flows (before income taxes).....                          $869.8
  Present Value of Future Net Cash Flows (before income
     taxes) discounted at 10%...............................                          $518.5
  Standardized Measure of Discounted Future Net Cash
     Flows..................................................                          $482.0
Snyder:
  Estimated Future Net Cash Flows (before income taxes).....                          $663.5
  Present Value of Future Net Cash Flows (before income
     taxes) discounted at 10%...............................                          $365.6
  Standardized Measure of Discounted Future Net Cash
     Flows..................................................                          $322.2

                             SUMMARY OPERATING DATA

     The following table sets forth summary pro forma combined production data, average realized prices and production costs per BOE for each of the five years in the period ended December 31, 1998 and for the three months ended March 31, 1999.

     For the four years ended December 31, 1997, the following table includes production, sales prices and production costs attributable to Monterey Resources, which was spun off by Santa Fe in July 1997, and Patina Oil and Gas, which was sold by Snyder in the third quarter of 1997.

     Combined daily production of oil equivalent barrels of Monterey and Patina for the years ended December 31, 1997, 1996, 1995 and 1994 was 42.8, 67.5, 42.7
and 41.9 MBOE, respectively.

                                       THREE MONTHS
                                          ENDED                YEARS ENDED DECEMBER 31,
                                        MARCH 31,     ------------------------------------------
                                           1999        1998     1997     1996     1995     1994
                                       ------------   ------   ------   ------   ------   ------
Production of oil (MBbl/d)...........       50.2        45.9     69.1     84.9     78.0     77.7
Production of natural gas (Mmcf/d)...      327.3       332.0    345.4    319.5    295.8    256.6
Production of oil equivalent
  (MBOE/d)...........................      104.8       101.2    126.7    138.2    127.3    120.5
Average sales price:
  Oil ($/Bbl)........................     $10.84      $11.51   $16.80   $17.74   $15.00   $13.18
  Natural gas ($/Mcf)................     $ 1.73      $ 1.95   $ 2.26   $ 2.07   $ 1.40   $ 1.71
Production costs per BOE (including
  production, severance and ad
  valorem taxes).....................     $ 4.25      $ 4.43   $ 4.88   $ 5.16   $ 4.84   $ 4.97

                                  RISK FACTORS

     Before investing in the notes, you should carefully consider the risks described below, in addition to other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.

DECREASE IN OIL AND NATURAL GAS PRICES WILL ADVERSELY AFFECT OUR FINANCIAL
RESULTS

     Prices of oil and natural gas have historically been volatile and have been at significantly lower prices during the last year than those we are currently receiving. As a result of these lower prices over the past year, both Santa Fe and Snyder have incurred substantial losses. Decreases in oil and natural gas prices from current levels will adversely affect our revenues, results of operations, cash flows and proved reserves.

     If the industry experiences significant prolonged future price decreases, Santa Fe Snyder may be unable to generate sufficient cash flow from operations to make planned capital expenditures and to meet its debt services obligations.

WE MAY INCUR ADDITIONAL WRITEDOWNS OF PROPERTIES' CARRYING VALUES

     Accounting rules require that we review periodically the carrying value of our oil and gas properties for possible impairment. Based on specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development plans, production data, economics and other factors, we may be required to write down the carrying value of our oil and gas properties. A writedown constitutes a charge to earnings, which does not impact our cash flow from operating activities.

     Based primarily on its long-term outlook for future commodities prices, our management expects to record an impairment charge of approximately $150 million to $250 million, on a pre-tax basis, pursuant to the provisions of Statement of Financial Accounting Standards No. 121. Any writedown would likely have a material adverse effect on our net income in the period taken, but would not affect our cash flows.

OUR OPERATIONS IN FOREIGN COUNTRIES EXPOSE US TO POLITICAL AND ECONOMIC UNCERTAINTIES

     We conduct a significant part of our operations in foreign countries, including Indonesia, Argentina, Gabon, China and Brazil. Our operations in foreign countries expose us to the following political, economic and other risks:

     - the risk of war, revolution, civil unrest, border disputes, expropriation, forced renegotiation or modification of existing contracts, import, export and transportation regulations and tariffs;

     - taxation policies, including royalty and tax increases and retroactive tax claims;

     - exchange controls, currency fluctuations and other uncertainties arising out of foreign government sovereignty over our international operations;

     - laws and policies of the United States affecting foreign trade, taxation and investment; and

     - the possibility of having to be subject to the exclusive jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United States.

     Approximately 20% of our pro forma year-end 1998 reserves are located in Indonesia. Recent currency devaluation and political instability has caused, among other things, disruptions in the delivery of services and goods which has led to delays in operations and associated production. Further political, economic and social instability in Indonesia could have a material adverse effect on our operations and future financial performance.

ESTIMATES OF OUR PROVED RESERVES MAY CHANGE AND WE MAY NOT BE ABLE TO REPLACE OUR RESERVES

     The calculations of proved reserves of crude oil and natural gas included in this document are only estimates. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment and the assumptions used regarding quantities of recoverable oil and natural gas reserves and prices for crude oil, natural gas liquids and natural gas. Actual prices, production, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from those assumed in our estimates, and such variances may be significant. Any significant variance from the assumptions used could result in the actual quantity of our reserves and future net cash flow being materially different from the estimates in our reserve reports. In addition, results of drilling, testing and production and changes in crude oil, natural gas liquids and natural gas prices after the date of the estimate may result in substantial upward or downward revisions.

     Without successful exploration, development or acquisition activities, our reserves and revenues will decline over time. Exploration, the continuing development of our reserves and acquisition activities will require significant expenditures. If our cash flow from operations is not sufficient for this purpose, we may not be able to obtain the necessary funds from other sources.

OUR STRUCTURE RESULTS IN EFFECTIVE SUBORDINATION TO OBLIGATIONS OF OUR SUBSIDIARIES

     A substantial portion of the funds necessary to meet our debt service obligations may be provided by distributions or advances from our subsidiaries. There may be contractual and legal restrictions, as well as the financial condition and operating requirements of our subsidiaries, that could limit our ability to obtain cash from our subsidiaries for the purpose of meeting our debt service obligations, including the payment of principal and accrued interest on the notes. Additionally, the claims of creditors of our subsidiaries, including the lenders under our credit facility, which is secured by guarantees of some of our subsidiaries, effectively have priority with respect to the assets and earnings of our subsidiaries over the claims of our creditors, including the holders of the notes. As of June 1, 1999 our subsidiaries did not have any outstanding indebtedness, other than trade payables and the guarantees under our new credit facility. However, our subsidiaries may incur indebtedness in the future.

WE ARE EXPOSED TO RISKS RELATED TO OUR HEDGING ACTIVITIES

     Periodically, we enter into hedging arrangements relating to a portion of our oil and natural gas production to achieve a more predictable cash flow, as well as to reduce our exposure to adverse price fluctuations of oil and natural gas. Hedging instruments used are fixed price swaps, collars and options. While the use of these types of hedging instruments limits the downside risk of adverse price movements, they are subject to a number of risks, including instances in which:

     - the benefit to revenues is limited when commodity prices increase; and

     - counterparties to our futures contract will be unable to meet the financial terms of the transaction.

                                USE OF PROCEEDS

     The net proceeds from the offering of the notes are expected to be approximately $98.0 million, after deducting underwriting discounts and our estimated expenses of the offering. We expect to use these net proceeds, together with cash from other sources, to redeem, in June 1999, all of the $100 million principal amount of our 11% senior subordinated debentures due 2004 at a total redemption price of approximately $104.1 million. Pending the use of a portion of the net proceeds to pay the redemption price of our 11% debentures, we will reduce borrowings under our credit facility. For a description of our debentures and our credit facility, see "Description of Certain Indebtedness."

                                 CAPITALIZATION

     The following table sets forth a summary of the short-term debt and consolidated capitalization of Santa Fe Snyder on a pro forma basis as of March 31, 1999 giving effect to the merger and as adjusted to give effect to the issuance of the notes and the application of the net proceeds. See "Use of Proceeds."

                                                                  MARCH 31, 1999
                                                              -----------------------
                                                              PRO FORMA   AS ADJUSTED
                                                              ---------   -----------
                                                              (EXPRESSED IN MILLIONS)
SHORT-TERM DEBT:
Short-term borrowings.......................................  $     --     $     --
Current portion of long-term debt...........................        --           --
                                                              --------     --------
          Total short-term debt.............................        --           --
                                                              --------     --------
LONG-TERM DEBT:
11% senior subordinated debentures due 2004.................      99.6           --
8 3/4% senior subordinated notes due 2007...................     172.9        172.9
  % senior notes............................................        --        100.0
Credit facility borrowings(2)...............................     295.3        295.3
                                                              --------     --------
          Total long-term debt..............................     567.8        568.2
STOCKHOLDERS' EQUITY........................................     763.1        759.1(1)
                                                              --------     --------
          Total capitalization..............................  $1,330.9     $1,327.3
                                                              ========     ========

---------------

(1) Includes the write-off of certain debt issue costs and redemption fees incurred related to the 11% senior subordinated debentures due 2004, net of tax.

(2) At May 31, 1999, our borrowings under the credit facility were $356.4 million.

                  PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

     Pro forma earnings of Santa Fe Snyder during the year ended December 31, 1998 and the three months ended March 31, 1999 and 1998 were insufficient to cover pro forma fixed charges by $231.1 million and $36.6 million and $9.2 million, respectively.

     Santa Fe Snyder Corporation was created by merger of Snyder with and into Santa Fe on May 5, 1999. For a presentation of Santa Fe historical ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends see "Ratio of Earnings to Fixed Charges" on page 4 of the accompanying prospectus. We do not have any outstanding shares of preferred stock.

     For the purpose of computing the pro forma ratio of earnings to fixed charges, earnings means:

     - income from continuing operations before income taxes;

     - plus fixed charges;

     - plus amortization of capitalized interest; and

     - less capitalized interest.

     Fixed charges means the sum of the following:

     - interest, including capitalized interest, on all indebtedness; and

     - amortization of debt discount.

                                   MANAGEMENT

     The following tables set forth our management effective as of May 5, 1999, the date of the consummation of the merger of Snyder with and into Santa Fe.

EXECUTIVE OFFICERS

NAME                                     AGE                       POSITION(S)
----                                     ---                       -----------
James L. Payne.........................  62    Chief Executive Officer and Director
Hugh L. Boyt...........................  53    President -- International
William G. Hargett.....................  49    President -- North America
Duane C. Radtke........................  50    Executive Vice President -- Production
Timothy S. Parker......................  46    Executive Vice President -- Exploration
Mark A. Jackson........................  43    Executive Vice President and Chief Financial Officer
Janet F. Clark.........................  44    Executive Vice President -- Corporate Development
                                                 and Administration
David L. Hicks.........................  50    Vice President -- Law and General Counsel

DIRECTORS

NAME                                     AGE                       POSITION(S)
----                                     ---                       -----------
John C. Snyder.........................  57    Chairman of the Board
William E. Greehey.....................  62    Director
John A. Hill...........................  57    Director
Melvyn N. Klein........................  57    Director
Harold R. Logan, Jr. ..................  54    Director
Allan V. Martini.......................  71    Director
James E. McCormick.....................  71    Director
Reuben F. Richards.....................  69    Director
Edward T. Story........................  55    Director
Kathryn D. Wriston.....................  59    Director

BACKGROUND OF EXECUTIVE OFFICERS

     James L. Payne has served as a director and Chief Executive Officer of Santa Fe Snyder since the merger in May 1999. Mr. Payne served as a director, Chairman of the Board and Chief Executive Officer of Santa Fe from January 1990 until the merger with Snyder and as President from January 1990 until April 1, 1998. Mr. Payne was President of Santa Fe Energy Company, a predecessor in interest of Santa Fe from January 1986 to January 1990, when he became President of Santa Fe. Mr. Payne is also a director of Pool Energy Services Co. (oilfield services) and BJ Services Company (oilfield services).

     Hugh L. Boyt has served as President -- International of Santa Fe Snyder since May 1999. Mr. Boyt was President and Chief Operating Officer of Santa Fe from April 1, 1998 until its merger with Snyder. From March 1, 1990 until April 1998, Mr. Boyt served as Senior Vice President -- Production of Santa Fe.

     William G. Hargett has served as President -- North America of Santa Fe Snyder since May 1999. From April 1997 until the merger, Mr. Hargett served as President, Chief Operating Officer and a director of Snyder. Prior to joining Snyder, Mr. Hargett served as President of Greenhill Petroleum Corporation, the U.S. oil and gas subsidiary of Australian based Western Mining Corporation, from 1994 to 1997, Amax Oil & Gas Inc., a subsidiary of Amax Energy Inc., from 1993 to 1994 and North Central Oil

Corporation, a private exploration and production company with both U.S. and international operations, from 1988 to 1993.

     Duane C. Radtke has served as Executive Vice President -- Production of Santa Fe Snyder since May 1999. From April 1, 1998 until the merger, Mr. Radtke served as Senior Vice President -- Production of Santa Fe. From July 1, 1993 to April 1998, Mr. Radtke served as President -- Santa Fe Energy Resources, Inc. Southeast Asia Companies.

     Timothy S. Parker has served as Executive Vice President -- Exploration of Santa Fe Snyder since May 1999. From January 1, 1999 until the merger, Mr. Parker served as Senior Vice President -- Exploration and Land of Santa Fe. From April 1, 1998 until January 1, 1999, Mr. Parker served as Vice
President -- Exploration, and from September 1, 1995 until April 1998 he served as Division Exploration Manager, International of Santa Fe. Mr. Parker served as Corporate Exploration Manager from May 1, 1994 until September 1, 1995 and from 1988 until May 1, 1994 he served as Division Manager, Exploration of Santa Fe.

     Mark A. Jackson has served as Executive Vice President and Chief Financial Officer of Santa Fe Snyder since May 1999. From August 1997 until the merger, Mr. Jackson served as Senior Vice President and Chief Financial Officer of Snyder. Prior to joining Snyder, Mr. Jackson served in various executive capacities at Apache Corporation including Vice President and Controller from 1988, Vice President, Finance from 1994 and Chief Financial Officer from 1996.

     Janet F. Clark has served as Executive Vice President -- Corporate Development and Administration of Santa Fe Snyder since May 1999. From April 1, 1998 until the merger, Ms. Clark served as Senior Vice President, Chief Financial Officer and Treasurer of Santa Fe. From January 1, 1997 until April 1998, Ms. Clark served as Vice President and Chief Financial Officer of Santa Fe. Ms. Clark was with Southcoast Capital Corporation from January 1994 until she joined Santa Fe. While with Southcoast Capital, Ms. Clark served as Vice President from January 1994 to June 1996 and as Director, Corporate Finance, from June 1996 to December 1996.

     David L. Hicks has served as Vice President -- Law and General Counsel of Santa Fe Snyder since May 1999. Mr. Hicks served as Vice President -- Law and General Counsel of Santa Fe from March 1991 until the merger.

BACKGROUND OF DIRECTORS

     John C. Snyder has served as a director and Chairman of the Board of Santa Fe Snyder since May 1999. From Snyder's inception until the merger, Mr. Snyder served as Chairman and a director of Snyder. Mr. Snyder founded a predecessor of Snyder in 1978. Mr. Snyder is a director of SOCO International plc, an international oil and gas company listed on the London Stock Exchange, a director of the Community Enrichment Center of Fort Worth, a director of Texas Capital BancShares, Inc. and is a member of the National Petroleum Council.

     William E. Greehey has served as director of Santa Fe Snyder since May 1999. Mr. Greehey served as director of Santa Fe from 1991 until the merger. Mr. Greehey has served as Chairman of the Board, Chief Executive Officer and director of Valero Energy Corporation (refining and marketing) since 1983.

     John A. Hill has served as a director of Santa Fe Snyder since May 1999. Mr. Hill served as director of Snyder from 1981 until the merger. Mr. Hill is Vice Chairman and Managing Director of First Reserve Corporation, an oil and gas investment management company. Prior to joining First Reserve, Mr. Hill was President, Chief Executive Officer and Director of Marsh & McLennan Asset Management Company, the money management subsidiary of Marsh & McLennan Companies, Inc. Mr. Hill is a trustee of the Putnam Funds in Boston and a director of Maverick Tube Corporation, a supplier of tubular goods, and Weatherford-Enterra Corporation (oilfield services).

     Melvin N. Klein has served as director of Santa Fe Snyder since May 1999. Mr. Klein served as director of Santa Fe from 1993 until the merger. Mr. Klein is an Attorney and Counselor at Law; private investor; and the sole stockholder of a general partner in GKH Partners, L.P., an investment partnership. Mr. Klein is also a principal of Questor Management Company, and director of Anixter International (distributor of networking products), Bayou Steel Corporation (specialty steel manufacturer) and Hanover Compressor Corporation (provider of full service natural gas compression and fabricators of compressors and production equipment).

     Harold R. Logan, Jr. has served as a director of Santa Fe Snyder since May 1999. Mr. Logan served as director of Snyder from 1997 until the merger. Mr. Logan is Executive Vice President/Finance and a director of TransMontaigne Oil Company, a holding company engaged in providing transportation, terminaling and marketing services to the manufacturers and end-users of refined petroleum products. From 1984 to 1994, Mr. Logan was Senior Vice President/Finance and a director of Associated Natural Gas Corporation. Mr. Logan also serves as a director of Suburban Propane Partners, L.P. and Union Banc Shares, Ltd.

     Allan V. Martini has served as director of Santa Fe Snyder since May 1999. Mr. Martini served as director of Santa Fe from 1990 until the merger. Mr. Martini is a retired Vice President Exploration and Production and director of Chevron Corporation (petroleum operations) since August 1988. Mr. Martini served in that position from July 1986 until his retirement.

     James E. McCormick has served as a director of Santa Fe Snyder since May 1999. Mr. McCormick served as director of Snyder from 1992 until the merger. Mr. McCormick served as President, Chief Operating Officer and a director of Oryx Energy Company from its inception in November 1988 until his retirement in March 1992. Mr. McCormick serves as a director of Lone Star Technologies, B. J. Services, Inc. (oilfield services), TESCO Corporation (oil field drilling systems), and Dallas National Bank.

     Reuben F. Richards has served as a director of Santa Fe Snyder since May 1999. Mr. Richards served as director of Santa Fe from 1992 until the merger. Mr. Richards served as Chairman of the Board, Terra Industries Inc. (agribusiness) from December 1982 until his retirement in March 1996; Chief Executive Officer thereof from December 1982 to May 1991 and President thereof from July 1983 to May 1991; Chairman of the Board, Engelhard Corporation (specialty chemicals, engineering materials and precious metals management services) from May 1985 to December 1994 and director thereof since prior to 1990; Chairman of the Board of Minorco (U.S.A.) Inc. from May 1990 to March 1996 and Chief Executive Officer and President from February 1994 to March 1996. Mr. Richards is also a director of Ecolab, Inc. (cleaning and sanitizing products), Engelhard Corporation and Potlatch Corporation (forest products).

     Edward T. Story has served as a director of Santa Fe Snyder since May 1999. Mr. Story served as director of Snyder from 1996 until the merger. Mr. Story is President of SOCO International plc, an independent international oil and gas company traded on the London Stock Exchange. From 1991 until the formation of SOCO International plc in 1997 through the consolidation of international interests of Snyder and various third parties, Mr. Story was Vice
President -- International of Snyder and President of SOCO International, Inc. Mr. Story serves as a director of Cairn Energy plc, an independent international oil and gas company traded on the London Stock Exchange, First BanksAmerica, Inc., a bank holding company listed on the New York Stock Exchange, Hallwood Realty Corporation, the general partner of Hallwood Realty Partners, L.P., an American Stock Exchange-listed real estate limited partnership, and Sen Hong Resources Limited, an oil and gas company listed on the Hong Kong Stock Exchange.

     Kathryn D. Wriston has served as a director of Santa Fe Snyder since May 1999. Ms. Wriston served as director of Santa Fe from 1990 until the merger. For the past five years, Ms. Wriston has served as director of various corporations and organizations, including Northwestern Mutual Life Insurance Company (life insurance) and The Stanley Works (manufacturer of tools).

                              DESCRIPTION OF NOTES

     We will issue the notes under the indenture referred to in the accompanying prospectus. The following description, together with the description in the accompanying prospectus under the caption "Description of Debt Securities" is a summary of the material provisions of the notes and the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. We have filed a copy of the indenture as an exhibit to the registration statement, which includes the accompanying prospectus.

     This description of the notes supplements, and, to the extent it is inconsistent, replaces, the description of the general provisions of the notes and the indenture in the accompanying prospectus. The notes are senior debt securities as that term is used in the accompanying prospectus. The notes represent our direct unsecured obligations and rank equally with all of our other existing and future senior and unsubordinated debt.

     With certain exceptions and pursuant to certain requirements set forth in the indenture, we may discharge our obligations under the indenture with respect to the notes as described under the caption "Description of Debt
Securities -- Discharge and Defeasance" in the accompanying prospectus.

PRINCIPAL, MATURITY AND INTEREST

     The notes will mature on             , 200 . Although we are offering $100
million principal amount of the notes, we may issue and sell additional principal amounts of the notes in the future without the consent of the holders of the notes. Any additional notes, together with these notes, constitute a
single series of notes under the indenture, and are designated as the   % Senior
Notes due 200 .

     Interest on the notes will accrue at the rate of   % per year and will be
payable semi-annually on each           and           , commencing             ,
1999. We will make each interest payment to the person in whose name the notes
are registered at the close of business on the relevant           and
preceding the applicable interest payment date. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. If any interest payment date, maturity date or redemption date falls on a day that is not a business day, the payment will be made on the next business day with the same force and effect as if made on the relevant interest payment date, maturity date or redemption date, and, unless we default on the payment, no interest will accrue for the period from and after the interest payment date, maturity date or redemption date.

OPTIONAL REDEMPTION

     The notes will be redeemable, in whole or in part, at our option exercisable at any time or from time to time upon not less than 30 and not more than 60 days' notice as provided in the indenture, on any date prior to their maturity at a redemption price equal to:

     - 100% of the principal amount of such notes; plus

     - accrued and unpaid interest thereon, if any, to the redemption date; plus

     - a make-whole premium described below, if any.

The redemption price will never be less than 100% of the principal amount of the relevant notes plus accrued and unpaid interest thereon, if any, to the redemption date.

     The amount of the make-whole premium with respect to any note to be redeemed will be equal to the excess, if any, of:

          (1) the sum of the present values, calculated as of the redemption date, of:

        - each interest payment that, but for such redemption, would have been payable on the note or portion thereof being redeemed on each interest payment date occurring after the redemption date (excluding any accrued interest for the period prior to the redemption date); and

        - the principal amount that, but for such redemption, would have been payable at the final maturity of the note being redeemed; over

          (2) the principal amount of the note being redeemed.

     The present values of interest and principal payments referred to in clause
(1) above will be determined in accordance with generally accepted principles of financial analysis. These present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the redemption date at a discount rate equal to the comparable treasury yield (as defined below)
plus           basis points. The make-whole premium will be calculated by an independent investment banking institution of national standing appointed by us. If we fail to appoint an independent investment banker at least 45 days prior to the redemption date, or if the independent investment banker we appoint is unwilling or unable to make the calculation, the calculation will be made by
          . If           is unwilling or unable to make the calculation, the
Trustee will appoint an independent investment banking institution of national standing to make the calculation.

     For purposes of determining the make-whole premium, comparable treasury yield means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Securities that have a constant maturity that corresponds to the remaining term to maturity of the notes, calculated to the nearest 1/12th of a year. The comparable treasury yield will be determined as of the third business day immediately preceding the applicable redemption date.

     The weekly average yields of United States Treasury Securities will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15 (519) Selected Interest Rates" or any successor release. If the H.15 statistical release sets forth a weekly average yield for United States Treasury Securities having a constant maturity that is the same as the remaining term calculated as set forth above, then the comparable treasury yield will be equal to such weekly average yield. In all other cases, the comparable treasury yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Securities that have a constant maturity closest to and greater than the remaining term and the United States Treasury Securities that have a constant maturity closest to and less than the remaining term (in each case as set forth in the H.15 statistical release or any successor release). Any weekly average yields calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200th of 1% or above being rounded upward. If weekly average yields for United States Treasury Securities are not available in the H.15 statistical release or otherwise, then the comparable treasury yield will be calculated by interpolation of comparable rates selected by an independent investment banker selected in the manner described in the second preceding paragraph.

     In the case of any partial redemption, selection of the notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate. However, no note of $1,000 in original principal amount or less shall be redeemed in part. If any note is to be redeemed in part only, the notice of redemption will state the portion of the principal amount to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued upon the cancellation of the original note.

SINKING FUND

     Except as noted above, the notes are not redeemable prior to maturity. The notes do not provide for any sinking fund.

BOOK-ENTRY, DELIVERY AND FORM

     The notes will be issued in the form of a global note registered in the name of The Depository Trust Company or its nominee, as described under the caption "Description of Debt Securities -- Global Securities" in the accompanying prospectus.

SAME-DAY PAYMENT

     The Indenture requires that payment in respect of the notes be made by wire transfer of immediately available funds to the accounts specified by the holders of the notes. If no such account is specified, payment shall be made by mailing a check to the holder's registered address.

CERTAIN COVENANTS

     The indenture will not limit the amount of indebtedness or other obligations that we may incur and will not contain provisions that would give you as a holder of the notes the right to require us to repurchase your notes in the event of a decline in the credit rating of our debt securities or upon a change of control. The indenture will contain covenants including, among others, the following:

          Limitation on Liens. We will not, and will not permit any of our Subsidiaries to, issue, create assume or guarantee any indebtedness for borrowed money secured by a lien upon any of our Principal Property (as defined below) or the Principal Property of any Subsidiary or upon any shares of stock or indebtedness of any Subsidiary (whether such Principal Property, shares of stock or indebtedness is now existing or owned or subsequently created or acquired) without effectively providing that the notes will be secured equally and ratably with such secured debt until such time as such debt is no longer secured by a lien.

          The foregoing restriction will not require us to secure the notes if the liens consist of either Permitted Liens (as defined below) or if the indebtedness secured by these liens is Exempted Indebtedness (as described below).

          Limitation on Sale and Leaseback Transactions. We will not, and will not permit any of our Subsidiaries to, enter into any Sale and Leaseback Transaction (as defined below) with respect to any Principal Property unless:

        - we or our Subsidiary, as the case may be, would be entitled, pursuant to the provisions of the indenture, to incur indebtedness secured by a lien on the Principal Property involved in such transaction at least equal in amount to the Attributable Indebtedness (as defined below) with respect to that Sale and Leaseback Transaction without equally and ratably securing the notes pursuant to the covenant described above in "-- Limitation on Liens";

        - within twelve months after the effective date of such transaction, we apply an amount equal to the Attributable Indebtedness with respect to such Sale and Leaseback Transaction either (1) to the voluntary defeasance or retirement of the notes or other debt for borrowed money of ours or any of our Subsidiaries that matures more than one year after the creation of such debt or (2) to the acquisition, construction, development or improvement of any property used or to be used in our business.

          Exempted Indebtedness. Notwithstanding the foregoing limitations on liens and Sale and Leaseback Transactions, we and our Subsidiaries may issue, incur, create, assume, or guarantee indebtedness secured by a lien (other than a Permitted Lien) without securing the notes, or may enter into Sale and Leaseback Transactions without complying with the preceding paragraph, or enter into a combination of such transactions, if the sum of the aggregate principal amount of all such indebtedness and the Attributable Indebtedness of all such Sale and Leaseback Transactions then in existence, in each case not otherwise permitted in the preceding three paragraphs, does not at the time incurred exceed 10% of our Consolidated Net Tangible Assets.

CERTAIN DEFINITIONS

     As used in the foregoing description of certain covenants by which we are bound pursuant to the indenture, the following terms have the following meanings:

     Attributable Indebtedness means with respect to a Sale and Leaseback Transaction involving a Principal Property, at the time of determination, the lesser of:

     - the fair market value of such Principal Property (as determined in good faith by our Board of Directors);

     - the present value of the total net amount of rent required to be paid under such lease involved in such Sale and Leaseback Transaction during the remaining term thereof (including any renewal term exercisable at the lessee's option or period for which such lease has been extended), discounted at the rate of interest set forth or implicit in the terms of such lease or, if not practicable to determine such rate, the weighted average interest rate per annum borne by the notes of each series outstanding pursuant to the indenture compounded semi-annually; or

     - if the obligation with respect to the Sale and Leaseback Transaction constitutes an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with generally accepted accounting principles, the amount equal to the capitalized amount of such obligation determined in accordance with generally accepted accounting principles and included in the financial statements of the lessee.

For purposes of the foregoing definition, rent shall not include amounts required to be paid by the lessee, whether or not designated as rent or additional rent, on account of or contingent upon maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease that is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the net amount determined assuming no such termination.

     Consolidated Net Tangible Assets means the aggregate amount of assets included on our most recent quarterly or annual consolidated balance sheet less applicable reserves reflected in such balance sheet, after deducting in accordance with generally accepted accounting principles:

     - all current liabilities reflected in such balance sheet; and

     - all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles reflected in such balance sheet.

  Permitted Liens include:

     - liens existing at the date of the initial issuance of the notes;

     - liens on property, shares of stock, indebtedness or other assets of any person existing at the time such person is merged into or consolidated with us or any of our Subsidiaries, provided that such liens are not incurred in anticipation of such person becoming a Subsidiary or liens existing at the time of a sale, lease or other disposition of the properties of a person as an entirety or substantially as an entirety to us or any of our Subsidiaries;

     - liens on property, shares of stock, indebtedness or other assets existing at the time of acquisition thereof by us or any of our Subsidiaries, or liens thereon to secure the payment of all or any part of the purchase price thereof;

     - liens on property, shares of stock, indebtedness or other assets to secure any indebtedness for borrowed money incurred prior to, at the time of, or within 24 months after, the latest of the acquisition thereof, or, in the case of property, the completion of construction, the completion of development or improvements or the commencement of commercial operation of such property for the purpose of financing all or any part of the purchase price thereof, such construction or the making of such development or improvements;

     - liens to secure indebtedness owing to us or our Subsidiaries;

     - liens on property to secure all or part of the cost of exploration, drilling, or development of the property or all or any portion of the cost of acquiring, constructing, altering, improving, developing or repairing any property or asset, or improvements used in connection with that property or liens incurred by us or any of our Subsidiaries to provide funds for any such activities;

     - liens in favor of the United States of America or any state, territory or possession thereof (or the District of Columbia), or any department, agency, instrumentality or political subdivision of the United States of America or any state, territory or possession thereof (or the District of Columbia), to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing, developing or improving the property subject to such liens;

     - liens on any property to secure bonds for the construction, installation or financing of pollution control or abatement facilities, or other forms of industrial revenue bond financing, or indebtedness issued or guaranteed by the United States, any state or any department, agency or instrumentality thereof;

     - liens in respect of Production Payments and Reserve Sales and liens deemed to exist by reason of negative pledges in respect of indebtedness; and

     - liens to secure any refinancing, refunding, extension, renewal or replacement of any lien referred to in the bullet points above; provided, however, that any liens permitted by the terms set forth under any of such bullet points shall not extend to or cover any property of ours or of any of our Subsidiaries, as the case may be, other than the property specified in such clauses and improvements thereto or proceeds therefrom.

     Principal Property means any property interest in oil and gas reserves owned by us or any of our Subsidiaries and which, as of the time of such determination, is capable of producing crude oil, condensate, natural gas, natural gas liquids or other similar hydrocarbon substances in commercial quantities. Without limitation, the term Principal Property does not include:

     - accounts receivable and other obligations of any obligor under a contract for the sale, exploration, production, drilling, development, processing or transportation of crude oil, condensate, natural gas, natural gas liquids or similar hydrocarbon substances by us or any of our Subsidiaries, and all guarantees, insurance, letters of credit and other agreements or arrangements of whatever character supporting or securing payment of such receivables or obligations; or

     - the production or any proceeds from production of crude oil, condensate, natural gas, natural gas liquids or similar hydrocarbon substances.

     Production Payments and Reserve Sales means the grant or transfer by us or any of our Subsidiaries to any person of a royalty, overriding royalty, net profits interest, production payment (whether volumetric or dollar denominated), partnership or other interest in oil and gas properties, reserves or the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties.

     Sale and Leaseback Transaction means any arrangement with any person providing for the leasing by us or any of our Subsidiaries of any Principal Property, which property has been or is to be sold or transferred by us or such Subsidiary to such person, other than:

     - any such transaction involving a lease for a term of not more than three years;

     - any such transaction between us and any of our Subsidiaries or between any of our Subsidiaries; or

     - any such transaction executed by the time of or within one year after the latest of the acquisition, the completion of construction, development or improvement or the commencement of commercial operation of such Principal Property.

     Subsidiary of any person means:

     - any other person in which such person or one or more of the Subsidiaries of that person or a combination thereof has the power to control by contract or otherwise the board of directors or equivalent governing body or otherwise controls such entity, and

     - any person of which more than 50% of the outstanding voting stock, at the time of such determination, is owned or controlled, directly or indirectly, by any person or one or more of the Subsidiaries of that person or a combination thereof, and

     For purposes of this definition, voting stock means capital stock of the class or classes which under ordinary circumstances has voting power to elect the board of directors or equivalent governing body of such person, provided that capital stock that carries only the right to vote conditionally upon the occurrence of an event shall not constitute voting stock whether or not such event shall have occurred.

MERGER, AMALGAMATION, CONSOLIDATION AND SALE OF ASSETS

     We will not merge, amalgamate or consolidate with or into any other entity or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all of our property or assets to any person, whether in a single or series of related transactions, unless:

     - either we are the surviving entity or the surviving entity:

      -- is an entity organized under the laws of the United States, a state thereof or the District of Columbia, or Canada or a province thereof; and

      -- expressly assumes by supplemental indenture satisfactory to the Trustee, the due and punctual payment of the principal of, premium, if any, and interest on all of the notes, according to their tenor and the due and punctual performance and observance of all the other covenants and conditions of the indenture to be performed by us;

     - immediately before and after giving effect to such transaction or series of transactions, no default or event of default has occurred and is continuing; and

     - we have delivered to the Trustee an officer's certificate and opinion of counsel, each stating that:

      -- such consolidation, amalgamation, merger or other disposition, and if a supplemental indenture is required, the supplemental indenture, comply with the conditions set forth above; and

      -- all other conditions precedent to such transaction have been complied with.

     In addition, we may also sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all of our property to an Eligible Partnership if such transaction satisfies the conditions set forth in the second and third bullet points in the paragraph above, and:

     - the Eligible Partnership expressly assumes, jointly and severally with us, by supplemental indenture satisfactory to the Trustee, the due and punctual payment of principal of, premium, if any, and interest on all the notes, according to their tenor;

     - the Eligible Partnership expressly assumes jointly and severally with us by supplemental indenture the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed by us; and

     - our board of directors determines that the transaction is not adverse in any material respect to the interests of the holders of the notes as evidenced by a board resolution delivered to the Trustee.

     In the event of any such transaction, we and the Eligible Partnership will for all purposes of this series of notes under the indenture be considered to be one and the same person.

     Eligible Partnership means a limited partnership or limited liability company organized under the laws of the United States, a state thereof or the District of Columbia or Canada or a province thereof, and all the outstanding interests of which are owned directly or indirectly by us or our subsidiaries and to which all or substantially all of our assets have been transferred in accordance with the covenant described above.

TRANSFER

     The notes will be issued in registered form and will be transferrable only upon the surrender of the notes being transferred for registration of transfer. We may require you to pay a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

CONCERNING THE TRUSTEE

     The Bank of New York will serve as Trustee under the indenture. We have appointed the Trustee to serve as the paying agent and registrar for the notes. We may have banking relationships in the ordinary course of business with the Trustee.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                         FOR NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States federal income and estate tax consequences of the acquisition, ownership, and disposition of the notes by a "Non-United States Holder." This discussion is based upon the Internal Revenue Code of 1986, its legislative history, existing and proposed regulations thereunder, published rulings, and court decisions, all as in effect on the date of this document, which are subject to change, possibly retroactively. For purposes of this discussion, you are a "Non-United States Holder" if you are an initial beneficial owner of notes who is not a "United States person" for United States federal tax purposes. A "United States person" means:

     - a citizen or resident of the United States,

     - a corporation, partnership, or other entity created or organized in the United States or under the law of the United States or of any state thereof including the District of Columbia,

     - an estate whose income is subject to United States federal income taxation regardless of its source, or

     - a trust (1) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or
       (2) which was in existence on August 20, 1996, and treated as a United States person prior to such date, that elects to continue to be treated as a United States person.

     This discussion only applies to you if you are a Non-United States Holder who holds the notes as capital assets. The tax treatment of holders of the notes may vary depending upon their particular situations. United States persons acquiring the notes are subject to different rules than those discussed below. In addition, certain other holders, including insurance companies, tax exempt organizations, financial institutions, and broker-dealers, may be subject to special rules not discussed below. Prospective investors are urged to consult their tax advisors regarding the particular United States federal tax consequences of acquiring, holding, and disposing of notes, as well as any tax consequences that may arise under the laws of any relevant foreign, state, local, or other taxing jurisdiction.

INTEREST

     Interest that we pay to you will not be subject to United States federal income or withholding tax if your interest on a note is not effectively connected with the conduct of a trade or business within the United States and, among other things, you:

     - do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock,

     - are not a controlled foreign corporation with respect to which we are a related person, and fulfill the "Certification Requirement," meaning that you certify to us, our payment agent, or the person who would otherwise be required to withhold United States tax, on Form W-8 or W-9 or substantially similar form signed under penalties of perjury, that you are not a United States person and provide your name and address.

     In the case of interest on a note that is not "effectively connected with the conduct of a trade or business within the United States" and does not satisfy the three preceding requirements, your interest on a note would generally be subject to United States withholding tax at a flat rate of 30% (or a lower applicable treaty rate). If your interest on a note is "effectively connected with the conduct of a trade or business within the United States," then you will be subject to United States federal income tax on such interest income in essentially the same manner as a United States person and, in the case of a Non-United States Holder that is a foreign corporation, may also be subject to the branch profits tax.

GAIN ON DISPOSITION

     You generally will not be subject to United States federal income tax with respect to gain recognized on a sale, redemption, or other disposition of a note unless:

     - the gain is effectively connected with the conduct of a trade or business within the United States, or

     - if you are a nonresident alien individual, you are present in the United States for 183 or more days in the taxable year and certain other requirements are met.

FEDERAL ESTATE TAXES

     If interest on the notes is exempt from withholding of United States federal income tax under the rules described above, the notes held by an individual who at the time of death is a Non-United States Holder generally will not be subject to United States federal estate tax as a result of such individual's death.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     We will, when required, report to you and the Internal Revenue Service the amount of any interest paid on the notes in each calendar year and the amounts of tax withheld, if any, with respect to such payments.

     Backup withholding tax is a withholding tax imposed at the rate of 31% on certain payments to persons who fail to furnish the information required under United States information reporting requirements. In the case of payments of interest to you, backup withholding tax and certain information reporting will not apply to such payments with respect to which either the Certification Requirement has been satisfied or an exemption has otherwise been established, provided that neither we nor our payment agent has actual knowledge that you are a United States person or that the conditions of any other exemption are not in fact satisfied.

     Information reporting and backup withholding requirements will apply to the gross proceeds paid to you on the disposition of the notes by or through a United States office of a United States or foreign broker, unless you certify to the broker under penalties of perjury as to your name, address, and status as a foreign person or you otherwise establish an exemption.

     Information reporting requirements, but not backup withholding, will also apply to a payment of the proceeds of a disposition of the notes by or through a foreign office of a United States broker or foreign brokers with specific types of relationships to the United States unless such broker has documentary evidence in its file that you are not a United States person and such broker has no actual knowledge to the contrary, or you establish an exemption. Neither information reporting nor backup withholding generally will apply to a payment of the proceeds of a disposition of the notes by or through a foreign office of a foreign broker not subject to the preceding sentence.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against your United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

     The United States Treasury Department has issued new regulations regarding the withholding and information reporting rules discussed above. In general, the new regulations do not significantly alter the substantive withholding and information reporting requirements but rather unify current certification procedures and forms and clarify reliance standards. The new regulations require, however, that a foreign person furnish its taxpayer identification number in certain circumstances to claim a reduction in United States federal withholding tax and new rules are provided for foreign persons that hold debt instruments through a foreign intermediary. The new regulations are generally effective for payments made after December 31, 2000, subject to transition rules. You should consult your own tax advisor with respect to the impact, if any, of the new regulations.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

CREDIT FACILITY

     On May 5, 1999 we entered into a new $500 million global corporate credit facility with Chase Bank of Texas, National Association and several other lenders, including affiliates of each of Salomon Smith Barney Inc., Banc One Capital Markets, Inc., ABN AMRO Incorporated, and Credit Lyonnais Securities. The credit facility consists of the following two tranches:

     - $350 million five-year tranche maturing on May 5, 2004; and

     - $150 million 364-day tranche maturing on May 4, 2000, which converts into a one-year loan if this tranche is not renewed.

     The credit facility is unsecured, but amounts outstanding are guaranteed by some of our subsidiaries. Interest is calculated, at our option, by using either LIBOR or Chase's prime rate, in each case adding a margin which depends on our credit rating and our ratio of total debt to EBITDAX. The current interest rate for amounts outstanding is LIBOR plus 1.25%. We have agreed to pay a fee of 0.2% for undrawn amounts under the 364-day tranche and a fee of 0.25% for undrawn amounts under the five-year tranche. We have the option to increase the amount available under the credit facility to up to $600 million by adding additional lenders.

     The credit facility provides that we must maintain a consolidated net worth of not less than $565 million, which may be adjusted. Covenants contained in the credit facility prevent us from:

     - incurring indebtedness in excess 3.5 times EBITDAX for the four most recent consecutive fiscal quarters;

     - paying dividends or repurchasing capital stock if after giving effect to the dividend payment or the repurchase a default or event of default would occur; and

     - incurring liens other than permitted liens securing indebtedness of up to $50 million.

SANTA FE DEBENTURES

     In a public offering in May 1994, Santa Fe issued $100 million of 11% senior subordinated debentures due 2004. The debentures were issued for 99.266% of face value, and Santa Fe received proceeds of $96.1 million after deducting related costs and expenses of $3.2 million. Interest on the debentures is payable semi-annually on May 15 and November 15 of each year. The debentures are unsecured and rank subordinate in right of payment to all existing and future senior indebtedness, equally and ratably with any future senior subordinated indebtedness and senior to any future junior subordinated indebtedness of Santa Fe Snyder. On May 4, 1999, Santa Fe called these debentures for redemption, and established June 30, 1999 as the redemption date.

SNYDER NOTES

     In June 1997, Snyder issued $175.0 million of 8.75% senior subordinated notes due June 15, 2007. The net proceeds of the offering were $168.3 million which were used to redeem Snyder's convertible subordinated notes due May 15, 2001, and reduce the balance outstanding under its credit facility. The notes contain covenants that, among other things, limit the ability of Santa Fe Snyder, as the successor by merger under the notes, to incur additional indebtedness, pay dividends, engage in transactions with shareholders and affiliates, create liens, sell assets, engage in mergers and consolidations and make investments in unrestricted subsidiaries. These restricted payments are limited by a formula that includes proceeds from certain securities, cash flow and other items. Upon the occurrence of a change of control, as defined in the notes, Santa Fe Snyder would be obligated to make an offer to purchase all outstanding notes at a price of 101% of the principal amount thereof. In addition, Santa Fe Snyder would be obligated, subject to certain conditions, to make offers to purchase the notes with the net cash proceeds of certain asset sales or other dispositions of assets at a price of 100% of the principal amount thereof. On May 5, 1999, as a result of the merger, Santa Fe Snyder became the obligor under these notes.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement
dated                , each underwriter named below has severally agreed to
purchase, and Santa Fe Snyder has agreed to sell to such underwriter, the principal amount of notes set forth opposite the name of such underwriter:

                                                              PRINCIPAL AMOUNT
                            NAME                                  OF NOTES
                            ----                              ----------------
Salomon Smith Barney Inc. ..................................    $
Donaldson, Lufkin & Jenrette Securities Corporation.........
Bear, Stearns & Co. Inc. ...................................
Credit Suisse First Boston Corporation......................
Goldman, Sachs & Co. .......................................
ABN AMRO Incorporated.......................................
Banc One Capital Markets, Inc. .............................
Credit Lyonnais Securities (USA) Inc. ......................
                                                                ------------
          Total.............................................    $100,000,000
                                                                ============

     The underwriting agreement provides that the obligations of the several underwriters to purchase the notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

     The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to certain dealers at the public offering price
less a concession not in excess of      % of the principal amount of the notes.
The underwriters may allow, and such dealers may reallow a concession not in
excess of      % of the principal
amount of the notes on sales to certain other dealers. After the initial offering of the notes to the public, the public offering price and such concessions may be changed by the representatives.

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by Santa Fe Snyder in connection with this offering (expressed as percentage of the principal amount of the notes).

                                                                  PAID BY
                                                              SANTA FE SNYDER
                                                              ---------------
Per note....................................................             %

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

     Any of these activities may cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

     Santa Fe Snyder estimates that its total expenses of this offering will be
$       .

     The underwriters have performed certain investment banking and advisory services for Santa Fe Snyder from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for Santa Fe Snyder in the ordinary course of their business. In connection with the merger of Snyder with and into Santa Fe, Donaldson, Lufkin & Jenrette Securities Corporation served as a financial advisor to Santa Fe for which it received a customary fee. Salomon Brothers Holding Company Inc., an affiliate of Salomon Smith Barney Inc., is a co-agent and a lender to Santa Fe Snyder under the credit facility. Bank One, Texas, N.A., an affiliate of Banc One Capital Markets, Inc., is the managing agent and a lender to Santa Fe Snyder under the credit facility. ABN AMRO Bank N.V., an affiliate of ABN AMRO Incorporated, is a co-agent and a lender to Santa Fe Snyder under the credit facility. Credit Lyonnais New York Branch, an affiliate of Credit Lyonnais Securities, is a co-agent and a lender to Santa Fe Snyder under the credit facility. Salomon Brothers Holding Company Inc., Bank One, Texas, N.A., ABN AMRO Bank N.V. and Credit Lyonnais New York Branch will receive their proportionate share of any repayment by Santa Fe Snyder of amounts outstanding under the credit facility from the proceeds of the offering.

     Santa Fe Snyder has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                    EXPERTS

     The financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K/A of Santa Fe Energy Resources, Inc. for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements incorporated in this prospectus supplement by reference to Snyder Oil Corporation's Annual Report on Form 10-K/A for the year ended December 31, 1998, as amended, have been so incorporated in reliance on the report of Arthur Andersen LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     The legality of the notes will be passed upon for us by Andrews & Kurth L.L.P., Houston, Texas. Certain legal matters with respect to the notes will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas. Vinson & Elkins L.L.P. provides legal services to Santa Fe Snyder unrelated to this offering.

                  GLOSSARY OF COMMONLY USED OIL AND GAS TERMS

     The following are abbreviations and definitions of terms commonly used in the oil and gas industry and this document. Unless otherwise indicated in this document, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located and at 60 degrees Fahrenheit.

     "Bbl" means a barrel of 42 U.S. gallons of oil.

     "Bcf" means billion cubic feet of natural gas.

     "BOE" means barrels of oil equivalent. BOEs are determined using the ratio of six Mcf of natural gas to one Bbl of oil.

     "BOEPD" means barrels of oil equivalent per day.

     "Btu" or "British Thermal Unit" means the quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

     "MBbls" means thousand barrels of oil.

     "MBOE" means thousand barrels of oil equivalent.

     "Mcf" means thousand cubic feet of natural gas.

     "Mcfe" means a thousand cubic feet equivalent, which is determined using the ratio of one barrel of oil, condensate or natural gas liquids to six Mcf of natural gas.

     "MMBbls" means million barrels of oil.

     "MMBOE" means million barrels of oil equivalent.

     "MMBtu" means million British Thermal Units.

     "MMcf" means million cubic feet of natural gas.

     "Present Value of Future Net Revenues" or "Present Value of Proved Reserves" means the present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with Securities and Exchange Commission guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to non-property related expenses such as general and administrative expenses, debt service, future income tax expense and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.

     "Standardized Measure of Discounted Future Net Cash Flows" means the Present Value of Future Net Revenues after income taxes discounted at 10%.

PROSPECTUS

                                  $500,000,000

                          SANTA FE SNYDER CORPORATION
                                DEBT SECURITIES
                          SUBORDINATED DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK

                              SFS CAPITAL TRUST I
                              SFS CAPITAL TRUST II
                           TRUST PREFERRED SECURITIES
                   GUARANTEED BY SANTA FE SNYDER CORPORATION

     Santa Fe Snyder Corporation may offer and sell in one or more offerings:

     - unsecured debt securities consisting of senior notes and debentures and subordinated notes and debentures and/or other unsecured evidences of indebtedness in one or more series;

     - shares of preferred stock, in one or more series, which may be convertible or exchangeable for common stock or debt securities; and

     - shares of common stock.

     SFS Capital Trust I and SFS Capital Trust II, each a wholly owned subsidiary of Santa Fe Snyder Corporation, may offer and sell in one or more offerings:

     - trust preferred securities representing undivided beneficial interests in the assets of each trust. As described in this document, Santa Fe Snyder will provide a limited guarantee of the payment by each trust of distributions on the trust preferred securities and the payment upon liquidation and redemption.

     The aggregate initial offering price of the securities that we offer will not exceed $500,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of our offerings.

     We will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and the prospectus supplements carefully before you invest in any of our securities. This prospectus may not be used to consummate sales of our securities unless it is accompanied by a prospectus supplement.

     Santa Fe Snyder's common stock is listed for trading on the New York Stock Exchange under the symbol "SFS".

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  June 4, 1999

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each of those documents.

                               TABLE OF CONTENTS

About This Prospectus.......................................    1
Where You Can Find More Information.........................    1
Forward-Looking Statements..................................    2
Santa Fe Snyder Corporation.................................    2
The Trusts..................................................    2
Use of Proceeds.............................................    3
Ratio of Earnings to Fixed Charges..........................    4
Plan of Distribution........................................    4
Description of Debt Securities..............................    5
Description of Equity Securities............................   12
Description of Trust Preferred Securities...................   16
Description of Trust Preferred Securities Guarantees........   17
Relationship Among the Trust Preferred Securities, the
  Subordinated Debt Securities and the Guarantees...........   20
Legal Opinions..............................................   21
Experts.....................................................   21

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may, over the next two years, sell different types of securities described in this prospectus in one or more offerings up to a total offering amount of $500 million. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities offered by us in that offering. The prospectus supplement may also add, update or change information in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

     In this prospectus references to "Santa Fe Snyder," "we," "us" and "our" mean Santa Fe Snyder Corporation.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports and other information with the SEC. Our SEC filings are available to the public over the Internet or at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

     - Snyder Oil Corporation's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998 as amended by Amendment No. 2 filed on April 30, 1999;

     - Santa Fe Energy Resources, Inc.'s Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998;

     - Santa Fe Energy Resources, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

     - Santa Fe Snyder Corporation's Current Report on Form 8-K filed on May 6, 1999 announcing the consummation of the merger of Snyder Oil Corporation with and into Santa Fe Energy Resources, Inc.;

     - Santa Fe Snyder Corporation's Current Report on Form 8-K/A filed on May 24, 1999 containing pro forma financial information giving effect to the merger; and

     - the descriptions of our common stock and preferred stock contained in our registration statements on Form S-2 (File No. 33-32831) filed on February 21, 1990 and on Form 8-A filed February 28, 1997, as amended by Form 8-A/A filed on May 11, 1999.

     You may request a copy of these filings, at no cost, by writing or calling us at the following address:

              Kathy E. Hager
              Investor Relations
              Santa Fe Snyder Corporation
              1616 S. Voss Road
              Houston, Texas 77057
              (713) 507-5315

                           FORWARD-LOOKING STATEMENTS

     Some of the information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference contain forward-looking statements. Such statements use forward-looking words such as "anticipate," "believe," "expect," "may," "project," "will" or other similar words and discuss "forward-looking" information including the following:

     - estimated production levels;

     - anticipated capital expenditures;

     - future cash flows and borrowings;

     - pursuit of potential future acquisition opportunities; and

     - sources of funding for exploration.

     These forward-looking statements are based on assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks. Factors that could cause actual results to differ materially from those anticipated are discussed in our periodic filings with the SEC, including Santa Fe Energy Resources, Inc.'s Annual Report on Form 10-K/A for the year ended December 31, 1998, Snyder Oil Corporation's Annual Report on Form 10-K/A for the year ended December 31, 1998, and Santa Fe Energy Resources, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

     When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this document, any prospectus supplement and the documents we have incorporated by reference. We will not update these forward-looking statements unless the securities laws require us to do so.

                          SANTA FE SNYDER CORPORATION

     Santa Fe Snyder Corporation was created on May 5, 1999 through the combination by merger of Snyder Oil Corporation with and into Santa Fe Energy Resources, Inc. Santa Fe Snyder is a large independent oil and natural gas exploration and production company with operations in the United States, Southeast Asia, South America and West Africa. On a pro forma combined basis, as of January 1, 1999, we had estimated proved reserves of 315 million barrels of oil equivalent, with 65% domestic reserves and 35% international reserves. 60% of our estimated proved reserves are oil and 40% are natural gas. Our combined production for 1999 is estimated to be 105,000 barrels of oil equivalent per day, with 55% of the combined production natural gas and 70% domestic.

     Our principal executive offices are located at 1616 South Voss Road, Houston, Texas 77057, and our telephone number is (713) 507-5000.

                                   THE TRUSTS

     Each of SFS Capital Trust I and SFS Capital Trust II is a statutory business trust created under Delaware law through the filing of a certificate of trust with the Delaware Secretary of State. Each trust's business is defined in a declaration of trust which will be executed by Santa Fe Snyder, as sponsor for each of the trusts, and the trustees, as defined below, for each of the trusts. Each declaration will be amended and restated before any sale by that trust of trust preferred securities. Each declaration will also be qualified as an indenture under the Trust Indenture Act of 1939, as amended. Each trust exists for the exclusive purposes of:

     - issuing and selling the trust preferred securities and the trust common securities;

     - investing the gross proceeds from the sale of the trust preferred securities in subordinated debt securities issued by Santa Fe Snyder; and

     - engaging in only those other activities necessary or incidental to these purposes.

     Santa Fe Snyder will, directly or indirectly, acquire trust common securities in an aggregate liquidation amount equal to 3% of the total capital of each of the trusts.

     Each trust's business and affairs will be conducted by its trustees. A majority of the trustees of each trust will be administrative trustees and will be persons who are employees or officers of or affiliated with Santa Fe Snyder. One trustee of each trust will be a financial institution that will be unaffiliated with Santa Fe Snyder and that will act as property trustee and as indenture trustee for purposes of the Trust Indenture Act, as described in the applicable prospectus supplement. In addition, unless the property trustees maintain a principal place of business in the State of Delaware, and otherwise meet the requirements of applicable law, one trustee of each trust, the Delaware trustee, will have its principal place of business or reside in the State of Delaware. The administrative trustees and the property trustees, together with the Delaware trustee, are referred to in this document as the trustees. Each trust's business and affairs will be conducted by the trustees appointed by Santa Fe Snyder, as the direct or indirect holder of all the trust common securities. Except in limited circumstances, Santa Fe Snyder as the holder of the trust common securities will be entitled to appoint, remove or replace any of, or increase or reduce the number of, the trustees of a trust. The declaration of each trust will govern the duties and obligations of the trustees. Santa Fe Snyder will pay all fees and expenses related to the trusts and the offering of trust securities, the payment of which will be guaranteed by Santa Fe Snyder.

     The office of the Delaware trustee for each trust in the State of Delaware is White Clay Center, Route 273, Newark, Delaware 19711. The principal place of business of each trust is c/o Santa Fe Snyder Corporation, 1616 South Voss Road, Suite 1000, Houston, Texas 77057, and its telephone number is (713) 507-5000.

                                USE OF PROCEEDS

     We intend to use the net proceeds we receive from the sale of the securities offered by this prospectus and the accompanying prospectus supplement for the repayment of debt and for general corporate purposes, unless we specify otherwise in the applicable prospectus supplement. General corporate purposes may include the repayment of existing indebtedness, additions to working capital, capital expenditures or the financing of possible acquisitions, including acquisitions of onshore and offshore oil and natural gas properties.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends of Santa Fe Energy Resources, Inc., the predecessor of Santa Fe Snyder Corporation, for the periods indicated. Santa Fe Snyder was created by merger of Snyder Oil Corporation with and into Santa Fe Energy Resources on May 5, 1999. The applicable ratios for the combined entity will be set forth in the applicable prospectus supplement.

                                                             SANTA FE ENERGY RESOURCES
                                                   ----------------------------------------------
                                                      THREE
                                                     MONTHS
                                                      ENDED
                                                    MARCH 31,        YEARS ENDED DECEMBER 31,
                                                   -----------   --------------------------------
                                                   1999   1998   1998   1997   1996   1995   1994
                                                   ----   ----   ----   ----   ----   ----   ----
Earnings to Fixed Charges........................  (a)    (a)    (a)    4.7    2.3    2.1    1.8
Earnings to Combined Fixed Charges and Preferred
  Stock Dividends................................  (b)    (b)    (b)    2.6    (b)    1.3    1.2

---------------

(a) Earnings during the three months ended March 31, 1999 and 1998 and the year 1998 were insufficient to cover fixed charges (excluding dividends on preferred stock) by $18 million, $6.3 million and $167.3 million, respectively.

(b) Earnings during the three months ended March 31, 1999 and 1998 and the years 1998 and 1996 were insufficient to cover combined fixed charges and preferred stock dividends by $18 million, $6.3 million, $167.3 million and $12.7 million, respectively. In the second quarter of 1997, Santa Fe converted the remaining 1.2 million outstanding shares of Convertible Preferred Stock, Series 7%, into 2.3 million shares of common stock. Also in the second quarter of 1997, Santa Fe converted all 10.7 million of its $.732 Series A Convertible Preferred Stock into 9.1 million shares of common stock.

     For the purpose of computing the ratio of earnings to fixed charges, earnings means:

     - income from continuing operations before income taxes;

     - plus fixed charges;

     - plus amortization of capitalized interest; and

     - less capitalized interest.

     Fixed charges means the sum of the following:

     - interest, including capitalized interest, on all indebtedness; and

     - amortization of debt discount.

                              PLAN OF DISTRIBUTION

     We may sell our securities through agents, underwriters or dealers, directly to purchasers.

     We may designate agents to solicit offers to purchase our securities.

     - We will name any agent involved in offering or selling our securities, and any commissions that we will pay to the agent, in our prospectus supplement.

     - Unless we indicate otherwise in our prospectus supplement, our agents will act on a best efforts basis for the period of their appointment.

     - Our agents may be deemed to be underwriters under the Securities Act of 1933 of any of our securities that they offer or sell.

     We may use an underwriter or underwriters in the offer or sale of our securities.

     - If we use an underwriter or underwriters, we will execute an underwriting agreement with the underwriter or underwriters at the time that we reach an agreement for the sale of our securities.

     - We will include the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including the compensation the underwriters and dealers will receive, in our prospectus supplement.

     - The underwriters will use our prospectus supplement to sell our securities.

     We may use a dealer to sell our securities.

     - If we use a dealer, we, as principal, will sell our securities to the dealer.

     - The dealer will then sell our securities to the public at varying prices that the dealer will determine at the time it sells our securities.

     - We will include the name of the dealer and the terms of our transactions with the dealer in our prospectus supplement.

     We may directly solicit offers to purchase our securities, and we may directly sell our securities to institutional or other investors. We will describe the terms of our direct sales in our prospectus supplement.

     We may indemnify agents, underwriters, and dealers against certain liabilities, including liabilities under the Securities Act of 1933. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us, in the ordinary course of business.

     We may authorize our agents and underwriters to solicit offers by certain institutions to purchase our securities at the public offering price under delayed delivery contracts.

     - If we use delayed delivery contracts, we will disclose that we are using them in the prospectus supplement and will tell you when we will demand payment and delivery of the securities under the delayed delivery contracts.

     - These delayed delivery contracts will be subject only to the conditions that we set forth in the prospectus supplement.

     - We will indicate in our prospectus supplement the commission that underwriters and agents soliciting purchases of our securities under delayed delivery contracts will be entitled to receive.

                         DESCRIPTION OF DEBT SECURITIES

     Any debt securities we offer will be our direct, unsecured general obligations. The debt securities will be either senior debt securities or subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and The Bank of New York, as trustee. Senior debt securities will be issued under a "senior indenture" and subordinated debt securities will be issued under a "subordinated indenture." Together the senior indenture and the subordinated indenture are called "indentures."

     We have summarized selected provisions of the indentures below. The following description is a summary of the material provisions of the indentures. It does not restate those agreements in their entirety. We urge you to read each of the indentures because each one, and not this description, defines your rights as holders of the debt securities. The forms of each of the indentures have been filed as exhibits to the registration statement.

GENERAL

     The debt securities will be our direct, unsecured obligations. The senior debt securities will rank equally with all of our other senior and unsubordinated debt. The subordinated debt securities will have a junior position to all of our senior debt securities.

     If SFS Capital Trust I or SFS Capital Trust II issue trust preferred securities, Santa Fe Snyder will also issue subordinated debt securities to SFS Capital Trust I or SFS Capital Trust II or a trustee of either trust. If the trusts are subsequently dissolved upon the occurrence of the events described in the prospectus supplement relating to the trust preferred securities, the trusts or trustees may distribute these subordinated debt securities ratably to the holders of trust preferred securities.

     A prospectus supplement and a supplemental indenture, board resolution or officers certificate relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     - the title and type of the debt securities;

     - the total principal amount of the debt securities;

     - the percentage of the principal amount at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;

     - the dates on which the principal of the debt securities will be payable;

     - the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

     - the form of the subordinated debt securities Santa Fe Snyder will issue to the trusts or a trustee if the trusts issue trust preferred securities;

     - in the case of subordinated debt securities issued to the trusts or trustees, the right to extend payment periods and the duration of that extension;

     - any optional redemption periods;

     - any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem some or all of the debt securities;

     - any changes to or additional events of defaults or covenants;

     - any special tax implications of the debt securities, including provisions for original issue discount securities, if offered;

     - restrictions on the declaration of dividends or requiring the maintenance of any asset ratio or the creation or maintenance of reserves; and

     - any other terms of the debt securities.

     None of the indentures limits the amount of debt securities that may be issued. Each indenture allows debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

     Debt securities of a series may be issued in registered, bearer, coupon or global form.

DENOMINATIONS

     The prospectus supplement for each issuance of debt securities will state whether the securities will be issued in registered form of $1,000 each or multiples thereof or bearer form of $5,000 each.

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

SUBORDINATION

     Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all senior debt securities. The subordinated indenture provides that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:

     - of any insolvency, bankruptcy or similar proceeding involving us or our property, or

     - we fail to pay the principal, interest, any premium or any other amounts on any senior debt when due.

     The subordinated indenture will not limit the amount of senior debt that we may incur.

     Senior debt includes all notes or other unsecured evidences of indebtedness, including guarantees given by us, for money borrowed by us, not expressly subordinate or junior in right of payment to any of our other indebtedness.

CONSOLIDATION, MERGER OR SALE

     Each indenture generally permits a consolidation or merger between us and another corporation or other entity. They also permit the sale by us of all or substantially all of our property and assets. If this occurs, the remaining or acquiring corporation or other entity will assume all of our responsibilities and liabilities under the indentures, including the payment of all amounts due on the debt securities and performance of the covenants in the indentures. However, we will consolidate or merge with or into any other corporation or other entity or sell all or substantially all of our assets only according to the terms and conditions of the indentures. The remaining or acquiring corporation or other entity will be substituted for us in the indentures with the same effect as if it had been an original party to the indentures. Thereafter, the successor corporation or other entity may exercise our rights and powers under any indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board or any of our officers may be done by the board or officers of the successor corporation or other entity. If we sell all or substantially all of our assets, we will be released from all our liabilities and obligations under any indenture and under the debt securities.

MODIFICATION OF INDENTURES

     Under each indenture our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent.

EVENTS OF DEFAULT

     "Event of default" when used in an indenture, will mean any of the following:

     - failure to pay the principal of or any premium on any debt security when due;

     - failure to deposit any sinking fund payment when due;

     - failure to pay interest on any debt security for 60 days;

     - failure to perform any other covenant in the indenture that continues for 90 days after being given written notice;

     - certain events in bankruptcy, insolvency or reorganization of Santa Fe Snyder; or

     - any other event of default included in any indenture or supplemental indenture.

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

     An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal or interest, if it considers such withholding of notice to be in the best interests of the holders.

     If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration.

     Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

COVENANTS

     Under the indentures, we will:

     - pay the principal of, and interest and any premium on, the debt securities when due;

     - maintain a place of payment;

     - deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indentures; and

     - deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

     If the trusts issue trust preferred securities and Santa Fe Snyder issues subordinated debt securities to the trust or a trust in connection with the issuance of the trust preferred securities and (1) an event of default as defined herein has occurred, (2) Santa Fe Snyder is in default with respect to its payment of any obligations under the related trust guarantee or the guarantee of the trust common securities or (3) Santa Fe Snyder has given notice of its election to defer payments of interest on these subordinated debt securities by extending the interest payment period as provided in the indenture governing these subordinated debt securities, and this interest payment period, or any extension of this interest payment period, is continuing, Santa Fe Snyder will be subject to restrictions regarding

     - the declaration of payment of dividends on, and the making of guarantee payments with respect to, any of its capital stock; and

     - the making of any payment of interest, principal or premium, if any, on or the repayment, repurchase or redemption of debt securities including guarantees issued by Santa Fe Snyder which rank equally with or junior to these subordinated debt securities.

     These restrictions will be described in more detail in the prospectus supplement relating to these subordinated debt securities.

     If the trusts issue trust preferred securities and Santa Fe Snyder issues subordinated debt securities to the trust or a trustee in connection with the issuance of the trust preferred securities, for so long as the trust preferred securities remain outstanding, Santa Fe Snyder will covenant in the declaration of the trusts, the related guarantees or the indenture governing these subordinated debt securities:

     - To directly or indirectly maintain 100% ownership of the common securities of each trust; provided, however, that any permitted successor under the indenture governing the subordinated debt securities may succeed to Santa Fe Snyder's ownership of the trust common securities; and

     - Not to voluntarily terminate, wind-up or liquidate either SFS Capital Trust I or SFS Capital Trust II, except in connection with

      -- the distribution of subordinated debt securities to the holders of trust preferred securities in liquidation of either trust;

      -- the redemption of all trust preferred securities of either trust; or

      -- mergers, consolidations or amalgamations permitted by the declaration of either trust.

     Santa Fe Snyder will also covenant to use its commercially reasonable efforts, consistent with the terms and provisions of the declaration of either trust, to cause each trust to remain classified as a grantor trust and not taxable as a corporation for U.S. federal income tax purposes.

PAYMENT AND TRANSFER

     Santa Fe Snyder will pay principal, interest and any premium on fully registered securities at designated places. Unless otherwise specified in a prospectus supplement, we will make payment by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement.

     We will maintain a corporate trust office of the trustee or another office or agency for the purpose of transferring or exchanging fully registered securities, without the payment of any service charge except for any tax or governmental charge imposed in connection with that transfer or exchange.

GLOBAL SECURITIES

     We may issue one or more series of the debt securities as permanent global debt securities deposited with a depositary. Unless otherwise indicated in the prospectus supplement, the following is a summary of the depository arrangements applicable to debt securities issued in permanent global form and for which The Depositary Trust Company acts as depositary.

     Each global debt security will be deposited with, or on behalf of, DTC, as depositary, or its nominee and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global debt securities are not exchangeable for definitive certificated debt securities.

     Ownership of beneficial interests in a global debt security is limited to participants that have accounts with DTC or its nominee, or persons that may hold interests through those participants. In addition, ownership of beneficial interests by participants in a global debt security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a global debt security. Ownership of beneficial interests in a global debt security by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the debt securities. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction.

     The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global debt security.

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

     We will make payment of principal of, and interest on, debt securities represented by a global debt security registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global debt security representing those debt securities. DTC has advised us that upon receipt of any payment of principal of, or interest on, a global debt security, DTC will immediately credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global debt security as shown in the records of DTC. Payments by participants to owners of beneficial interests in a global debt security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

     Neither we, any trustee nor any of our respective agents, will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent global debt security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests. Neither we or any of our agents nor the trustee or any of its agents shall be liable for any delay by DTC or its nominee or its participants in identifying the beneficial owners, and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC or such nominee or participants for all purposes.

     A global debt security is exchangeable for definitive debt securities registered in the name of, and a transfer of a global debt security may be registered to, any person other than DTC or its nominee, only if:

     - DTC notifies us that it is unwilling or unable to continue as depositary for that global debt security or at any time DTC ceases to be registered under the Exchange Act;

     - we determine in our discretion that the global debt security shall be exchangeable for definitive debt securities in registered form; or

     - there shall have occurred and be continuing an event of default or an event which, with notice or the lapse of time or both, would constitute an event of default under the debt securities.

     Any global debt security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive debt securities in registered form, of like tenor and of an equal aggregate principal amount as the global debt security, in denominations specified in the applicable prospectus supplement, if other than $1,000 and integral multiples of $1,000. The definitive debt securities will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global debt security.

     Except as provided above, owners of the beneficial interests in a global debt security will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders of debt securities for any purpose under the indentures. No global debt security shall be exchangeable except for another global debt security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global debt security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the global debt security or the indentures.

     We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global debt security desires to give or take any action that a holder is entitled to give or take under the debt securities or the indentures, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

     DTC has advised us that DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York

Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

DISCHARGE AND DEFEASANCE

     We will be discharged from our obligations on the debt securities of any series at any time if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities. In addition, we will be released from our obligations to comply with the covenant in the indentures to provide reports and from restrictions in the indentures on our ability to merge, consolidate or sell all or substantially all of our assets and on our ability to cease our existence, and the limitations in the indentures on liens and sale and leaseback transactions with respect to securities of any series if we irrevocably deposit with the trustee, in trust, cash or government securities to pay the principal, interest, premium, if any, and any other sums due to the stated maturity date or applicable redemption date of the securities of such series and we comply with certain other conditions. If this happens, our failure to comply with the covenants described in the preceding sentence will not constitute a default or event of default in respect of the securities of such series.

     Under Federal income tax law as of the date of this prospectus, a discharge described in the preceding paragraph may be treated as an exchange of the related debt securities. Each holder might be required to recognize gain or loss equal to the difference between the holder's cost or other tax basis for the debt securities and the value of the holder's interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. Prospective investors should seek tax advice to determine their particular consequences of a discharge, including the applicability and effect of tax laws other than the Federal income tax law.

     In addition, we may terminate our obligations under the securities of any series, other than our obligation to pay the principal of, premium, if any and accrued and unpaid interest on such securities of any series and certain other obligations, provided that (a) we either

     (1) deliver all outstanding securities (other than securities for which payment amounts have been deposited with the trustee as described in the second preceding paragraph) to the trustee for cancellation; or

     (2) all such securities not so delivered for cancellation have either become due and payable or will become due and payable at their stated maturity within one year or are called for redemption within one year, and in the case of this clause (2) we have deposited with the trustee in trust an amount of money sufficient to pay and disclose the entire indebtedness as such securities, including interest to the stated maturity or applicable redemption date; and

(b) in the case of either clause (a)(1) or (a)(2) above, we comply with any additional conditions specified to be applicable with respect to the covenant defeasance of the securities of such series.

MEETINGS

     Each indenture contains provisions describing how meetings of the holders of debt securities of a series may be convened. A meeting may be called at any time by the trustee, and also, upon request, by us
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

or the holders of at least 10% in principal amount of the outstanding debt securities of a series. A notice of the meeting must always be given in the manner described under "-- Notices" below. Generally speaking, except for any consent that must be given by all holders of a series as described under "-- Modification of Indentures" above, any resolution presented at a meeting of the holders of a series of debt securities may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series, unless the indenture allows the action to be voted upon to be taken with the approval of the holders of a different specific percentage of principal amount of outstanding debt securities of a series. In that case, the holders of outstanding debt securities of at least the specified percentage must vote in favor of the action. Any resolution passed or decision taken at any meeting of holders of debt securities of any series in accordance with the applicable indenture will be binding on all holders of debt securities of that series and any related coupons, unless, as discussed in "-- Modification of Indentures" above, the action is only effective against holders that have approved it. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be holders holding or representing a majority in principal amount of the outstanding debt securities of a series.

GOVERNING LAW

     Each indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

NOTICES

     Notices to holders of debt securities will be given by mail to the addresses of such holders as they appear in the security register.

                        DESCRIPTION OF EQUITY SECURITIES

GENERAL

     As of the date of this prospectus, Santa Fe Snyder is authorized to issue up to 350,000,000 shares of capital stock, including up to 300,000,000 shares of common stock, par value $.01 per share, and up to 50,000,000 shares of preferred stock, par value $.01 per share. As of May 10, 1999, we had 170,958,620 shares of common stock and no shares of preferred stock outstanding. The number of shares of common stock outstanding does not give effect to adjustments for fractional shares resulting from the conversion of shares of common stock of Snyder Oil Corporation into Santa Fe Snyder shares in the merger of Snyder into Santa Fe Energy Resources. As of that date, we also had approximately 14,310,633 shares of common stock reserved for issuance upon exercise of options or in connection with other awards outstanding under various employee or director incentive, compensation and option plans. In addition, as of that date we had 3,000,000 shares of preferred stock authorized for issuance as Series A Junior Participating Preferred Stock under the rights agreement of Santa Fe Snyder. For a description of the rights agreement, see "-- Stockholder Rights Agreement" on page 14 of this prospectus.

     The following is a summary of the key terms and provisions of Santa Fe Snyder's equity securities. You should refer to the applicable provisions of our Restated Certificate of Incorporation, Bylaws, the Delaware General Corporation Law and the documents we have incorporated by reference for a complete statement of the terms and rights of our capital stock.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     Santa Fe Snyder is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law (the DGCL). Generally, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (1) prior to such date, either the business combination or such transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation, (2) upon consummation

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

of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (3) on or after such date, the business combination is approved by the board of directors of the corporation and by the affirmative vote at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or, within three years, did own, 15% or more of the corporation's outstanding voting stock.

LIMITATION ON CHANGES IN CONTROL

     Certain of the above provisions of Santa Fe Snyder's Restated Certificate of Incorporation and By-Laws and the provisions of Section 203 of the DGCL could have the effect of delaying, deferring or preventing a change in control of Santa Fe Snyder or the removal of existing management or deterring potential acquirors from making an offer to stockholders of Santa Fe Snyder. This could be the case notwithstanding that a majority of the stockholders might benefit from such a change in control or offer. In addition, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of common stock.

PROVISIONS OF THE RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS

     Santa Fe Snyder's Restated Certificate of Incorporation provides that stockholders may not act by written consent in lieu of a meeting. The Restated Certificate of Incorporation further provides that the number of directors will not be fewer than three nor more than 15. It also provides for a classified board of directors, consisting of three classes as nearly equal in size as practicable. Each class holds office until the third annual stockholders' meeting for the election of directors after the annual meeting at which that class was elected. An amendment to the Restated Certificate of Incorporation relating to the composition and classification of the board of directors, an amendment of the Santa Fe Snyder bylaws, the issuance of rights to purchase Santa Fe Snyder capital stock and limitations on the liability of directors, requires the vote of at least 80% of the stockholders entitled to vote in an election of directors, voting together as a single class.

COMMON STOCK

     The holders of common stock of Santa Fe Snyder are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Cumulative voting rights are denied. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably dividends as they may be declared by the board of directors of Santa Fe Snyder out of funds legally available for dividends. In the event of a liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

     Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The common stock is not redeemable or entitled to the benefits of any sinking fund. All of the outstanding shares of common stock are, the shares of common stock issued pursuant to the merger will be, and any additional common stock issued will be, duly authorized, validly issued, fully paid and nonassessable. First Chicago Trust Company of New York is the transfer agent and registrar for the common stock.

     Santa Fe Snyder's outstanding shares of common stock are listed on the New York Stock Exchange under the symbol "SFS". Any additional common stock issued will also be listed on the NYSE.

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

PREFERRED STOCK

     Santa Fe Snyder may issue shares of preferred stock in one or more series. Santa Fe Snyder will determine the dividend, voting, conversion and other rights of the series being offered and the terms and conditions relating to its offering and sale at the time of the offer and sale.

     Santa Fe Snyder's board is authorized to designate any series of preferred stock and the powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereof without further action by the holders of the common stock. There are 3,000,000 shares designated as Series A Junior Participating Preferred Stock. As of May 10, 1999, there were no shares of Series A Junior Participating Preferred Stock outstanding.

     The particular terms of any series of preferred stock being offered by us under this shelf registration will be described in the applicable prospectus supplement relating to that series of preferred stock. Those terms may include:

     - the number of shares of the series of preferred stock being offered;

     - the title and liquidation preference per share of that series of the preferred stock;

     - the purchase price of the preferred stock;

     - the dividend rate or method for determining the dividend rate;

     - the dates on which dividends will be paid;

     - whether dividends on that series of preferred stock will be cumulative or non-cumulative and, if cumulative, the dates from which dividends shall commence to accumulate;

     - any redemption or sinking fund provisions applicable to that series of preferred stock;

     - any conversion provisions applicable to that series of preferred stock;
       or

     - any additional dividend, liquidation, redemption, sinking fund and other rights and restrictions applicable to that series of preferred stock.

     You should also refer to the certificate of designations relating to the series of the preferred stock for the complete terms of that preferred stock. The certificate of designations for a particular series of preferred stock will be filed with the SEC promptly after the offering of that series of preferred stock.

     The preferred stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the applicable prospectus supplement, in the event we liquidate, dissolve or wind up our business, each series of preferred stock will have the same rank as to dividends and distributions as each other series of the preferred stock we may issue in the future. The preferred stock will have no preemptive rights.

     First Chicago Trust Company of New York will be the transfer agent, registrar and dividend disbursement agent for the preferred stock.

STOCKHOLDER RIGHTS AGREEMENT

     Santa Fe Snyder has entered into a stockholder rights agreement, as amended, with First Chicago Trust Company of New York as rights agent. Pursuant to the rights agreement, rights attach to each share of common stock outstanding and entitle the registered holder to purchase from Santa Fe Snyder one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $42, which is subject to adjustment as described in the rights agreement. Each share of common stock outstanding has one right attached to it.

     The rights will separate from the common stock upon the earlier of:

     - 10 business days following a public announcement that, subject to certain exceptions, a person or group of affiliated or associated persons, also referred to as an acquiring person, has acquired or obtained the right to acquire beneficial ownership of 15% or more of the outstanding shares of common stock, with the date of this event referred to as the stock acquisition date; or

     - 10 business days or a later date as may be fixed by the board of directors following the commencement of, or announcement of an intention to make, a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of common stock.

     The date of this event is referred to as the distribution date.

     Until the distribution date:

     - the rights will be evidenced by common stock certificates with a copy of a summary of the terms of the rights attached and will be transferred with and only with common stock certificates;

     - new common stock certificates will contain a notation incorporating the rights agreement by reference; and

     - the transfer of any certificates representing outstanding common stock will also constitute the transfer of the rights associated with common stock represented by the certificate.

     The rights will not be exercisable until the distribution date and will cease to be exercisable at the close of business on July 25, 1999, unless this date is extended or unless the rights are earlier redeemed or exchanged by Santa Fe Snyder, as described below.

     If Santa Fe Snyder is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earnings power are sold after a person or group has become a acquiring person, each holder of a right, other than rights beneficially owned by a acquiring person which will be void, will have the right to receive, upon the exercise of the right at the current exercise price of the right, that number of shares of common stock of the acquiring person which at the time of such transaction will have a market value of two times the exercise price of the right. In the event that any person or group of affiliated or associated persons becomes a acquiring person, each holder of a right, other than rights beneficially owned by the acquiring person which will then be void, will have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the right.

     In general, Santa Fe Snyder may redeem the rights in whole, but not in part, at any time until 10 days following the stock acquisition date, which period may be extended at any time while the rights are still redeemable, at a price of $.01 per right, payable in cash, common stock or other consideration deemed appropriate by the board. Immediately upon the action of the board ordering redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the $.01 per right redemption price.

     Until a right is exercised, the holder of a right will have no rights as a stockholder of Santa Fe Snyder, including the right to vote or to receive dividends, due to his status as a holder of a right.

     Other than reducing the purchase price of the rights, any of the provisions of the rights agreement may be amended by the board prior to the distribution date, without the consent of the holders of the rights, to shorten or lengthen any time period or otherwise. After the distribution date, the provisions of the rights agreement may be amended by the board, without the consent of the holders of the rights, except that:

     - no amendment can be made to reduce the purchase price;

     - no amendment may adversely affect the interests of the holders of the rights; and

     - the redemption right cannot be reinstated.

                   DESCRIPTION OF TRUST PREFERRED SECURITIES

     Each trust may issue in one or more offerings only one series of trust preferred securities having terms described in its respective prospectus supplement. The declaration of each trust authorizes the administrative trustees to issue on behalf of that trust one series of trust preferred securities. The declaration, as amended in connection with the sale of trust preferred securities, will be qualified as an indenture under the Trust Indenture Act.

     The trust preferred securities will have such terms, including distributions, redemption, voting, conversion, exchange, liquidation rights and such other preferred, deferred or other special rights or such restrictions as are set forth in the declaration or made part of the declaration by the Trust Indenture Act. You may refer to the prospectus supplement relating to the trust preferred securities of the trust for specific terms, including:

     - the distinctive designation of the trust preferred securities;

     - the number of trust preferred securities issued by each trust;

     - the annual distribution rate (or method of determining such rate) for trust preferred securities issued by the trust and the date or dates upon which the distributions are payable;

     - the date or dates or method of determining the date or dates from which distributions on trust preferred securities will be cumulative;

     - the amount or amounts that will be paid out of the assets of the trust to the holders of trust preferred securities upon voluntary or involuntary dissolution, winding-up or termination of the trust;

     - the obligation, if any, of the trust to purchase or redeem the trust preferred securities and the price or prices at which, the period or periods within which, and the terms and conditions upon which, trust preferred securities will be purchased or redeemed, in whole or in part, pursuant to that obligation;

     - the voting rights, if any, of trust preferred securities in addition to those required by law, including the number of votes per trust preferred security and any requirement for the approval by the holders of trust preferred securities, as a condition to specified action or amendments to the declaration of the trust;

     - the terms and conditions, if any, upon which the assets of the trust may be distributed to holders of trust preferred securities;

     - provisions regarding convertibility or exchangeability of the trust preferred securities for capital stock or debt securities of Santa Fe Snyder;

     - if applicable, any securities exchange upon which the trust preferred securities will be listed; and

     - any other relevant rights, preferences, privileges, limitations or restrictions of trust preferred securities not inconsistent with the declaration of the trust or with applicable law.

     Santa Fe Snyder will guarantee all trust preferred securities offered to the limited extent set forth below under "Description of the Trust Preferred Securities Guarantees."

     Any U.S. federal income tax considerations applicable to any offering of trust preferred securities will be described in the applicable prospectus supplement.

     In connection with the issuance of trust preferred securities, each trust will issue one series of trust common securities. The declaration of each trust authorizes the administrative trustees of the trust to issue on behalf of the trust one series of trust common securities having such terms including distributions, redemption, voting, liquidation rights or such restrictions as will be set forth therein. The terms of the trust common securities issued by each trust will be substantially identical to the terms of the trust preferred securities issued by the trust. The trust common securities will rank equally, and payments will be made on the trust common securities pro rata, with the trust preferred securities. However, upon an event of default under the declaration, the rights of the holders of the trust common securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the trust preferred securities. Except in certain limited circumstances, the trust common securities will also carry the right to vote to appoint, remove or replace any of the trustees of a trust. All of the trust common securities of each trust will be directly or indirectly owned by Santa Fe Snyder.

            DESCRIPTION OF THE TRUST PREFERRED SECURITIES GUARANTEES

     A summary of information concerning the trust guarantees which will be executed and delivered by Santa Fe Snyder from time to time for the benefit of the holders of the trust preferred securities is set forth below. Each trust guarantee will be qualified as an indenture under the Trust Indenture Act. The Bank of New York will act as the trust guarantee trustee, or indenture trustee, under each trust guarantee. The terms of each trust guarantee will be those set forth in that trust guarantee and those made part of that trust guarantee by the Trust Indenture Act. The following is a summary of the material terms and provisions of the trust preferred securities guarantees. You should refer to the provisions of the form of trust guarantee and the Trust Indenture Act. Santa Fe Snyder has filed the form of trust guarantee as an exhibit to the registration statement of which this prospectus is a part. Each trust guarantee will be held by the trust guarantee trustee for the benefit of the holders of the trust preferred securities of the applicable trust.

GENERAL

     Under each trust guarantee, Santa Fe Snyder will irrevocably and unconditionally agree, to the extent set forth in each applicable trust guarantee, to pay the trust guarantee payments (as defined below) in full to the holders of the trust preferred securities issued by a trust, to the extent not paid by or on behalf of the applicable trust, as and when due, regardless of any defense, right of set-off or counterclaim which the trust may have or assert.

     The following payments with respect to trust preferred securities of any trust to the extent not paid by the trust (the trust guarantee payments), will be subject to the related trust guarantee on:

     - any accrued and unpaid distributions required to be paid on the trust preferred securities, to the extent that trust will have funds legally and immediately available for payment;

     - the redemption price, including all accrued and unpaid distributions to the date of redemption, to the extent that trust has funds available therefor, with respect to any trust preferred securities called for redemption by that trust; and

     - upon dissolution, winding-up or termination of that trust (other than in connection with the distribution of the assets of that trust to the holders of trust preferred securities or the redemption of all of the trust preferred securities), the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on the trust preferred securities to the date of payment, to the extent that trust has funds available therefor and (b) the amount of assets of that trust remaining available for distribution to holders of that trust preferred securities in liquidation of the trust.

     Santa Fe Snyder's obligation to make a trust guarantee payment may be satisfied by Santa Fe Snyder's direct payment of the required amounts to the holders of the applicable trust preferred securities or by causing the applicable trust to pay such amounts to such holders.

     Each trust guarantee will be a full and unconditional guarantee with respect to the applicable trust preferred securities, but will not apply to any payment of distributions when the applicable trust does not have funds legally and immediately available for such payment. If Santa Fe Snyder does not make interest payments on the subordinated debt securities purchased by a trust, the applicable trust will not pay distributions on the trust preferred securities issued by that trust and will not have funds available for such payment. See "Description of Debt
Securities -- Covenants" included in this prospectus.

     Santa Fe Snyder has also agreed separately to irrevocably and unconditionally guarantee the obligations of the trusts with respect to the trust common securities (the trust common securities guarantees) to the same extent as the trust guarantees, except that upon an event of default under the subordinated indenture relating to the subordinated debt securities purchased by that trust, holders of trust preferred securities will have priority over holders of trust common securities with respect to distributions and payments on liquidation, redemption or otherwise.

COVENANTS

     In each trust guarantee, Santa Fe Snyder will covenant that, so long as any trust preferred securities remain outstanding, if any event that would constitute an event of default under the trust guarantee or the declaration of the applicable trust occurs, then Santa Fe Snyder will not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase or make any liquidation payment with respect to, any of its capital stock with certain exceptions. The exceptions include (1) purchases or acquisitions of shares of Santa Fe Snyder common stock in connection with or of its obligations under any employee benefit plans or of its obligations pursuant to any contract or security requiring Santa Fe Snyder to purchase shares of Santa Fe Snyder common stock or, (2) the purchase of fractional interests in shares of Santa Fe Snyder capital stock as a result of a reclassification of Santa Fe Snyder capital stock or the exchange or conversion of one class or series of Santa Fe Snyder capital stock for another class or series of Santa Fe Snyder capital stock or make any guarantee payments with respect to the foregoing. Additionally, Santa Fe Snyder will not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities, including guarantees, issued by Santa Fe Snyder which rank equally with or junior to the subordinated debt securities.

MODIFICATION OF THE TRUST GUARANTEES; ASSIGNMENT

     Except with respect to any changes which do not adversely affect the rights of holders of trust preferred securities, in which case no vote will be required, each trust guarantee may be amended only with the prior approval of the holders of not less than a majority in liquidation amount of the outstanding trust preferred securities of the applicable trust. The manner of obtaining any such approval of holders of the trust preferred securities will be described in an accompanying prospectus supplement. All guarantees and agreements contained in a trust guarantee will bind the successors, assigns, receivers, trustees and representatives of Santa Fe Snyder and will inure to the benefit of the holders of the trust preferred securities of the applicable trust then outstanding.

TERMINATION

     Each trust guarantee will terminate as to the trust preferred securities of the applicable trust upon the first to occur of:

     - full payment of the redemption price of all trust preferred securities of the applicable trust;

     - distribution of the assets of the trust to the holders of the trust preferred securities of the applicable trust; and

     - full payment of the amounts payable upon liquidation of the trust in accordance with the declaration of the trust.

     Each trust guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of trust preferred securities issued by the applicable trust must restore payment of any sums paid under the trust preferred securities or the trust guarantee.

EVENTS OF DEFAULT

     An event of default under a trust guarantee will occur upon the failure of Santa Fe Snyder to perform any of its payment or other obligations under that trust guarantee.

     The holders of a majority in liquidation amount of the trust preferred securities to which the trust guarantee relates have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trust guarantee trustee in respect of the trust guarantee or to direct the exercise of any trust or power conferred upon the trust guarantee trustee under the trust preferred securities guarantee. If the trust guarantee trustee fails to enforce the trust guarantee, any holder of trust preferred securities relating to the trust guarantee may institute a legal proceeding directly against Santa Fe Snyder to enforce the trust guarantee trustee's rights under the trust guarantee, without first instituting a legal proceeding against the relevant trust, the trust guarantee trustee or any other person or entity. However, if Santa Fe Snyder has failed to make a guarantee payment, a holder of trust preferred securities may directly institute a proceeding against Santa Fe Snyder for enforcement of the trust guarantee for such payment. Santa Fe Snyder waives any right or remedy to require that any action be brought first against the trust or any other person or entity before proceeding directly against Santa Fe Snyder.

STATUS OF THE TRUST GUARANTEES

     The trust guarantees will constitute unsecured obligations of Santa Fe Snyder and will rank

     - subordinate and junior in right of payment to all other liabilities of Santa Fe Snyder, except those obligations or liabilities made equal in priority or subordinate by their terms;

     - equally with the most senior preferred or preference stock that may be issued by Santa Fe Snyder and with any guarantee that may be entered into by Santa Fe Snyder in respect of any preferred or preference stock of any affiliate of Santa Fe Snyder; and

     - senior to the Santa Fe Snyder common stock.

     The terms of the trust preferred securities provide that each holder of trust preferred securities of the applicable trust, by acceptance thereof, agrees to the subordination provisions and other terms of the trust guarantee relating to the applicable trust preferred securities.

     The trust guarantees will constitute a guarantee of payment and not of collection. Accordingly, the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under the trust guarantee without instituting a legal proceeding against any other person or entity.

INFORMATION CONCERNING THE TRUST GUARANTEE TRUSTEE

     Prior to the occurrence of a default with respect to a trust guarantee and after the curing or waiving of all events of default with respect to that trust guarantee, the trust guarantee trustee undertakes to perform only those duties as are specifically set forth in that trust guarantee. In case an event of default has occurred and has not been cured or waived, the guarantee trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to these provisions, the trust guarantee trustee is under no obligation to exercise any of the powers vested in it by a trust guarantee at the request of any holder of trust preferred securities, unless offered reasonable indemnity against the costs, expenses and liabilities which might be incurred thereby.

     Santa Fe Snyder and certain of its affiliates may, from time to time, maintain a banking relationship with the trust guarantee trustee.

GOVERNING LAW

     The trust guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

               RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES,
              THE SUBORDINATED DEBT SECURITIES AND THE GUARANTEES

     As long as Santa Fe Snyder makes payments of interest and other payments when due on the subordinated debt securities, those payments will be sufficient to cover distributions and other payments due on the trust preferred securities, primarily because:

     - the aggregate principal amount of the subordinated debt securities will be equal to the sum of the aggregate stated liquidation preference of the trust securities;

     - the interest rate and interest and other payment dates of the subordinated debt securities will match the distribution rate and distribution and other payment dates for the trust preferred securities;

     - Santa Fe Snyder will pay for all and any costs, expenses and liabilities of the trusts except the trusts' obligations to holders of the trust preferred securities under the trust preferred securities of the trusts; and

     - the declaration of each trust further provides that the trust will not engage in any activity that is not consistent with the limited purposes of the trust.

     Payments of distributions and other amounts due on the trust preferred securities of a trust, to the extent the trust has funds available for the payment of such distributions, are irrevocably guaranteed by Santa Fe Snyder as and to the extent set forth under "Description of the Trust Preferred Securities Guarantees." Taken together, Santa Fe Snyder's obligations under the subordinated debt securities, the subordinated indenture, the declarations of the trusts and the trust guarantees provide a full, irrevocable and unconditional guarantee of payments of distributions and other amounts due on the trust preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of each of the trust's obligations under the trust preferred securities. If and to the extent that Santa Fe Snyder does not make payments on the subordinated debt securities, the trusts will not pay distributions or other amounts due on the trust preferred securities. The trust guarantees do not cover payment of distributions when the applicable trust does not have sufficient funds to pay such distributions. In such event, the remedies of a holder of the trust preferred securities of the trust are described herein under "Description of the Trust Preferred Securities Guarantees -- Events of Default." The obligations of Santa Fe Snyder under the trust guarantees are unsecured and are subordinate and junior in right of payment to all other liabilities of Santa Fe Snyder.

     Notwithstanding anything to the contrary in the subordinated indenture and to the extent set forth in the subordinated indenture, Santa Fe Snyder has the right to set-off any payment it is otherwise required to make under the subordinated indenture with and to the extent Santa Fe Snyder has theretofore made, or is concurrently on the date of such payment making, a payment under a trust guarantee.

     A holder of trust preferred securities of a trust may institute a legal proceeding directly against Santa Fe Snyder to enforce its rights under the trust guarantee with respect to the trust without first instituting a legal proceeding against the trust guarantee trustee, the trust or any other person or entity.

     The trust preferred securities of a trust evidence a beneficial interest in the trust. The trusts exist for the sole purpose of issuing the trust securities and investing the proceeds of such issuance in subordinated debt securities. A principal difference between the rights of a holder of trust preferred securities and a holder of subordinated debt securities is that a holder of subordinated debt securities is entitled to receive from Santa Fe Snyder the principal amount of and interest accrued on subordinated debt securities held, while a holder of trust preferred securities is entitled to receive distributions from a trust, or from Santa Fe Snyder under the trust guarantee, if and to the extent the trust has funds available for the payment of such distributions.

     Upon any voluntary or involuntary termination, winding-up or liquidation of a trust involving the liquidation of the subordinated debt securities, the holders of the trust preferred securities of the trust will be entitled to receive, out of assets held by the trust and after satisfaction of liabilities to creditors of the trust as provided by applicable law, the liquidation distribution in cash. See "Description of Trust Preferred Securities." Upon any voluntary or involuntary liquidation or bankruptcy of Santa Fe Snyder, the property trustees of a trust, as holder of the subordinated debt securities of the trust, would be a subordinated creditor of Santa Fe Snyder, subordinated in right of payment to all senior debt of Santa Fe Snyder, but entitled to receive payment in full of principal and interest, before any stockholders of Santa Fe Snyder receive payments or distributions. Since Santa Fe Snyder is the guarantor under the trust guarantees and has agreed to pay for all costs, expenses and liabilities of the trusts other than the trusts' obligations to the holders of the trust preferred securities, the positions of a holder of trust preferred securities and a holder of subordinated debt securities relative to other creditors and to shareholders of Santa Fe Snyder in the event of liquidation or bankruptcy of Santa Fe Snyder would be substantially the same.

     A default or event of default under any senior debt of Santa Fe Snyder will not constitute a default or event of default under the subordinated indenture. However, in the event of payment defaults under, or acceleration of, senior debt of Santa Fe Snyder, the subordination provisions of the subordinated indenture provide that no payments may be made in respect of the subordinated debt securities until senior debt has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on the subordinated debt securities would constitute an event of default under the subordinated indenture with respect thereto.

                                 LEGAL OPINIONS

     The legality of the securities will be passed upon for us by Andrews & Kurth L.L.P., Houston, Texas. If the securities are being distributed in an underwritten offering, certain legal matters will be passed upon for the underwriters by counsel identified in the related prospectus supplement.

                                    EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K/A of Santa Fe Energy Resources, Inc. for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements incorporated in this prospectus by reference to Snyder Oil Corporation's Annual Report on Form 10-K/A, for the year ended December 31, 1998, have been so incorporated in reliance on the report of Arthur Andersen LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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--------------------------------------------------------------------------------

                                  $100,000,000

                          SANTA FE SNYDER CORPORATION

                               % SENIOR NOTES DUE 200

                                [SANTA FE LOGO]

                                  ------------

                             PROSPECTUS SUPPLEMENT
                                            , 1999

                                  ------------

                              SALOMON SMITH BARNEY

                          DONALDSON, LUFKIN & JENRETTE

                            BEAR, STEARNS & CO. INC.

                           CREDIT SUISSE FIRST BOSTON

                              GOLDMAN, SACHS & CO.

                             ABN AMRO INCORPORATED

                         BANC ONE CAPITAL MARKETS, INC.

                           CREDIT LYONNAIS SECURITIES

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